39

07021718

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAR 14 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 03706

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/12/07

082-03706

AR/S
12-31-06

Consolidated Financial Statements

For the year ended December 31, 2006

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		2006	2005*	2004
Revenue	*(note 22)*	**13,729.7**	**11,678.8**	**10,349.3**
Cost of sales		(8,050.6)	(6,923.8)	(6,177.4)
Gross profit		**5,679.1**	**4,755.0**	**4,171.9**
Research and development expenses	*(note 23)*	(327.6)	(273.7)	(295.1)
Selling, general and administrative expenses		(3,234.8)	(2,812.8)	(2,549.7)
Other operating income and expenses	*(note 25)*	(116.0)	(103.2)	(40.7)
Operating profit		**2,000.7**	**1,565.3**	**1,286.4**
Finance costs, net		(104.0)	(103.1)	(64.4)
Other financial income and expenses		(16.9)	(1.5)	5.1
Finance costs and other financial income and exp	*(note 26)*	**(120.9)**	**(104.6)**	**(59.3)**
Share of profit /(losses) of associates	*(note 7)*	1.9	(3.6)	(3.6)
Profit before tax		**1,881.7**	**1,457.1**	**1,223.5**
Income tax expense	*(note 12)*	(535.1)	(427.5)	(365.2)
Profit of continuing operations		**1,346.6**	**1,029.5**	**858.3**
Discontinued operations				
Profit for the period		**1,346.6**	**1,029.5**	**858.3**
- Attributable to equity holders of the parent		1,309.4	994.3	823.9
-Attributable to minority interests		37.2	35.2	34.4
Basic earnings per share (in euros)	*(note 14.3)*	5.95	4.56	3.73
Diluted earnings per share (in euros)	*(note 14.3)*	5.90	4.54	3.72

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Cash Flows

(in millions of euros)		2006	2005 *	2004
I - Cash flows from operating activities:				
Profit attributable to equity holders of the parent		1,309.4	994.3	823.9
Minority interests		37.2	35.2	34.4
Share of (profit)/ losses of associates, net of dividends received		(1.9)	2.8	3.5
Adjustments to reconcile net profit to net cash provided by operating activities:				
Depreciation of property, plant and equipment		282.1	279.3	285.7
Amortization of intangible assets other than goodwill		110.4	88.8	76.7
Losses on non current assets		32.2	20.7	
Increase/(decrease) in provisions		80.7	22.5	(27.7)
Change in deferred taxes		99.0	97.0	78.1
Losses/(gains) on disposals of assets		(38.0)	(0.7)	(9.0)
Other		10.2	8.2	16.5
Net cash provided by operating activities before changes in operating assets and liabilities		**1,921.3**	**1,548.1**	**1,282.1**
(Increase)/decrease in accounts receivable		(255.8)	(185.0)	(186.0)
(Increase)/decrease in inventories and work in process		(382.5)	(85.2)	(162.1)
Increase/(decrease) in accounts payable		225.0	165.6	37.9
Change in other current assets and liabilities		79.9	(118.8)	212.2
Change in working capital requirement		**(333.4)**	**(223.4)**	**(98.0)**
	Total I	**1,587.9**	**1,324.7**	**1,184.1**
II - Cash flows from investing activities:				
Purchases of property, plant and equipment		(330.1)	(308.1)	(277.8)
Proceeds from disposals of property, plant and equipment		76.6	45.2	45.1
Purchases of intangible assets		(225.4)	(213.7)	(97.2)
Proceeds from disposals of intangible assets		(2.0)	0.6	0.4
Net cash used by investment in operating assets		**(480.9)**	**(476.0)**	**(329.5)**
Purchases of financial investments - net (note 3)		(897.8)	(1,267.3)	(800.9)
Purchases of other long-term investments		163.1	(20.7)	(25.5)
Increase in long-term pension assets		(19.6)	(48.1)	(13.4)
Sub-total		**(754.3)**	**(1,336.1)**	**(839.8)**
	Total II	**(1,235.2)**	**(1,812.1)**	**(1,169.3)**
III - Cash flows from financing activities:				
Issuance of long-term debt (note 17)		996.8	1,490.9	-
Repayment of long-term debt		(148.7)	(70.4)	(1,352.3)
Sale/(purchase) of treasury shares (1)		52.9	(73.2)	(278.2)
Increase/(reduction) in other financial debt		298.5	(76.1)	(49.6)
Issuance of shares		76.5	22.4	61.0
Dividends paid: Schneider Electric SA		(502.6)	(395.4)	(334.2)
Minority interests		(14.6)	(22.9)	(23.3)
	Total III	**758.8**	**875.3**	**(1,976.6)**
IV - Net effect of exchange rate :	**Total IV**	**11.5**	**(31.1)**	**6.0**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**1,123.0**	**356.8**	**(1,955.8)**
Cash and cash equivalents at beginning of period		1,303.3	946.5	2,902.4
Increase/(decrease) in cash and cash equivalents		1,123.0	356.8	(1,955.9)
Cash and cash equivalents at end of period	*note 13*	**2,426.2**	**1,303.3**	**946.5**

(1) Includes a précompte withholding tax back payment

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

ASSETS		Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005 *	31.12.04
Non-current assets					
Goodwill, net	*(note 4)*	6,185.7	5,878.8	4,539.0	4,462.3
Intangible assets, net	*(note 5)*	1,493.1	1,299.1	894.5	894.5
Property, plant and equipment, net	*(note 6)*	1,615.1	1,600.6	1,456.7	1,456.7
Assets held for sale	*(note 6)*	6.4	6.8	7.6	7.6
Total tangible and intangible assets		3,114.6	2,906.5	2,358.8	2,358.8
Investments in associates	*(note 7)*	10.2	48.2	65.3	65.3
Available-for-sale financial assets	*(note 8)*	315.7	315.4	198.5	154.3
Other financial assets	*(note 8)*	114.2	281.4	288.1	288.1
Total non current financial assets		429.9	596.8	486.6	442.4
Deferred taxes	*(note 12)*	672.8	795.0	832.7	830.3
Total non-current assets		**10,413.2**	**10,225.3**	**8,282.4**	**8,159.1**
Current assets					
Inventories and work in process	*(note 9)*	2,055.9	1,636.6	1,409.4	1,409.4
Trade accounts receivable	*(note 10)*	2,882.8	2,586.7	2,135.7	2,135.7
Other receivables and prepaid expenses	*(note 11)*	994.8	783.0	550.8	529.1
Current financial assets	*(note 8)*	73.5	0.0	0.0	0.0
Cash and cash equivalents	*(note 13)*	2,544.1	1,383.2	975.8	1,062.8
Total current assets		**8,551.1**	**6,389.5**	**5,071.7**	**5,137.0**
Total assets		**18,964.3**	**16,614.8**	**13,354.1**	**13,296.1**

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005 *	31.12.04
Equity	*(note 14)*				
Share capital		1,821.6	1,813.0	1,809.6	1,809.6
Share premium account		4,121.0	4,069.0	4,049.9	4,049.9
Retained earnings		2,925.9	2,160.8	1,571.1	1,620.1
Translation reserve		(152.0)	200.8	(84.3)	(84.5)
Equity attributable to equity holders of the parent		**8,716.5**	**8,243.6**	**7,346.3**	**7,395.1**
Minority interests		121.6	93.9	76.2	72.8
Total equity		**8,838.1**	**8,337.5**	**7,422.5**	**7,467.9**
Long-term provisions					
Provisions for pensions and other post-employment benefits	*(note 15)*	1,159.0	1,200.4	1,026.2	1,026.2
Provisions for contingencies	*(note 16)*	283.1	210.0	192.3	192.3
Total long-term provisions		1,442.1	1,410.4	1,218.5	1,218.5
Non-current liabilities					
Ordinary and convertible bonds	*(note 17)*	3,237.9	2,691.1	1,200.0	1,200.0
Perpetual bonds	*(note 17)*	0.0	-	-	73.3
Other long-term debt	*(note 17)*	219.2	63.6	72.5	24.9
Total non-current financial liabilities		3,457.1	2,754.7	1,272.5	1,298.2
Deferred tax liabilities	*(note 12)*	305.3	259.4	225.9	203.2
Other non-current liabilities	*(note 18)*	90.2	178.8	177.7	104.4
Total non-current liabilities		**5,294.6**	**4,603.3**	**2,894.6**	**2,824.3**
Current liabilities					
Trade accounts payable		1,948.5	1,710.8	1,384.4	1,384.4
Accrued taxes and payroll costs		1,206.5	1,093.1	849.5	849.5
Short-term provisions	*(note 16)*	286.7	276.7	236.5	236.5
Other current liabilities		505.3	340.5	338.9	279.2
Short-term debt	*(note 17)*	884.6	252.9	227.7	254.3
Total current liabilities		**4,831.6**	**3,674.0**	**3,037.0**	**3,003.9**
Total equity and liabilities		**18,964.3**	**16,614.8**	**13,354.1**	**13,296.1**

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority Interests	TOTAL
December 31, 2004 - IFRS excluding IAS 32/3	**226,194.2**	**1,809.6**	**4,049.9**	**1,797.5**	**(199.7)**	**22.3**	**(84.5)**	**7,395.1**	**72.8**	**7,467.9**
IAS 32/39 adjustments (note 2)										
-Treasury stock					(87.0)			(87.0)		(87.0)
-Currency hedges				1.1		7.9		9.0		9.0
-Revaluation of available-for-sale financial assets						29.0		29.0		29.0
-Metal price hedges						5.0		5.0		5.0
-Interest rate swaps				(5.0)				(5.0)		(5.0)
-Put option granted to MGE minority shareholders								0.0	3.4	3.4
-Translation adjustment							0.2	0.2		0.2
January 1, 2005 - IFRS after application of IA	**226,194.2**	**1,809.6**	**4,049.9**	**1,793.6**	**(286.7)**	**64.2**	**(84.3)**	**7,346.3**	**76.2**	**7,422.5**
Profit for the year				994.3				994.3	35.2	1,029.5
Valuation gains/(losses) taken to equity (note 14)						35.6		35.6		35.6
Exchange differences on translating foreign operations							285.1	285.1	8.3	293.4
Total recognised income and expense for the period (comprehensive income)				**994.3**		**35.6**	**285.1**	**1,315.0**	**43.5**	**1,358.5**
Exercise of stock options (note 14)	425.0	3.4	19.1					22.5		22.5
Dividends (note 14)				(395.4)				(395.4)	(22.9)	(418.3)
Change in treasury stock (note 14)					(68.7)			(68.7)		(68.7)
Stock options					16.8			16.8		16.8
Other				7.1				7.1	(2.9)	4.2
December 31, 2005	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**
Profit for the year				1,309.4				1,309.4	37.2	1,346.6
Valuation gains/(losses) taken to equity (note 14)						(109.2)		(109.2)		(109.2)
Exchange differences on translating foreign operations							(352.8)	(352.8)	(10.1)	(362.9)
Total recognised income and expense for the period (comprehensive income)				**1,309.4**		**(109.2)**	**(352.8)**	**847.4**	**27.1**	**874.5**
Exercise of stock options (note 14)	1,079.1	8.6	52.0					60.6		60.6
Dividends (note 14)				(493.0)				(493.0)	(14.6)	(507.6)
Change in treasury stock (note 14)					52.9			52.9		52.9
Stock options					20.8			20.8		20.8
Other (1)				(15.8)				(15.8)	15.2	(0.6)
December 31, 2006	**227,698.3**	**1,821.6**	**4,121.0**	**3,200.2**	**(264.9)**	**(9.4)**	**(152.0)**	**8,716.5**	**121.6**	**8,838.1**

(1) Of which the effect of a €24 million tax decrease for items initally recognized in equity and €7 million due to the effect of the capital gain on own shares

The accompanying notes are an integral part of the consolidated financial statements

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

All amounts in millions of euros unless otherwise indicated.
The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2006 were reviewed by the Management Board of Schneider Electric on February 16, 2007. They will be submitted to shareholders for approval at the Annual General Meeting of April 26, 2007.
The Group's main businesses are described in Chapter 1 of the Annual Report.

Note 1 - Summary of significant accounting policies

1.1 Accounting standards

In accordance with EU regulations 1606/2002 and 1725/2003, Schneider Electric's consolidated financial statements have been prepared in compliance with the international accounting standards adopted by the European Union as of December 31, 2006. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the Standards Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). The accounting policies and methods used are described below.

The opening balance sheet at January 1, 2004 has been restated in accordance with IFRS 1 – *First-Time Adoption of IFRS* – based on the standards and interpretations applicable as of December 31, 2005. In keeping with the recommendations of the French securities regulator (AMF) during the transition period, the options used in first time adoption at January 1, 2004 were presented in the 2004 Annual Report, along with a description of the changes in accounting policies and methods and their impact on the opening and closing balance sheets and the statement of income for the year ended December 31, 2004. This information is presented in Note 29 of the present report.

IAS 32 – *Financial Instruments: Disclosure and Presentation* – and IAS 39 – *Financial Instruments: Recognition and Measurement* – have been applied as from January 1, 2005. The data for 2004 has not been restated, as allowed under IFRS 1. The impact of this change in accounting method, described in Note 2, has been recognized in opening equity at January 1, 2005. Because the 2004 figures have been not been restated, data for the 2004 financial year is not comparable. However, the impact on profit for the year ended December 31, 2005 is not meaningful (Note 29).

The Group has applied the amendment to IAS 19 – *Employee Benefits* – concerning actuarial gains and losses since January 1, 2004, and the amendments to IAS 39 – *Financial Instruments: Recognition and Measurement* – concerning cash flow hedges of forecast intragroup transactions and the fair value option since January 1, 2005. It decided against early application of the amendment to IAS 1 – *Capital Disclosures* – and of IFRS 7 – *Financial Instruments: Disclosures* – which will be mandatory as of January 1, 2007. Early application of IFRIC interpretation 6 – *Liabilities arising from participating in a specific market* – and IFRIC interpretation 4 – *Determining whether an arrangement contains a lease* – did not have any impact on the Group's financial statements.

The Group has not opted for early application of IFRS 8 – *Operating Segments* – published in November 2006, as the standard has not been adopted by the European Union.

The financial statements present data prepared in accordance with IFRS for the years ended December 31, 2006 and December 31, 2005. Data for the year ended December 31, 2004 has been restated in accordance with IFRS.
A reconciliation of the 2004 French GAAP accounts to the 2004 IFRS accounts is presented in Note 29.

1.2 Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:
- The recoverable amount of goodwill, property, plant and equipment and intangible assets (described in Note 1.10).
- The net realizable value of inventories and work in process (described in Note 1.12).
- The recoverable amount of accounts receivable (described in Note 1.13).
- The valuation of share-based payment (described in Note 1.18).
- The calculation of provisions for contingencies, in particular for warranties (described in Note 1.19).
- Pension and other post-employment benefit obligations (described in Note 15).

1.4 Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures.*

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.

The list of consolidated subsidiaries and associates is provided in Note 30. Certain non-material subsidiaries are not consolidated.

All of the companies included in the scope of consolidation have a December 31 year-end.

1.5 Business combinations

In accordance with IFRS 3 – *Business Combinations* – business combinations are accounted for using the purchase method.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment at least annually (Note 1.10 below). Any impairment losses are recognized under Other operating income/(expense).

1.6 Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at weighted-average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve".

1.7 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net". Foreign currency hedging is described below, in Note 1.21.

1.8 Intangible assets

➢ **Intangible assets acquired separately or as part of a business combination**

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets*.

Brands, customer lists and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than brands are amortized on a straight-line basis over their useful life or the period of legal protection. The amortization charge is recognized in "Cost of sales" or in "Selling, general and administrative expenses", depending on the type of asset involved.
Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are recognized under "Other operating income/(expense)".

Brands
Brands acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:
- Brand awareness.
- The Group's strategy for integrating the brand into its existing portfolio.

Brands with indefinite lives are tested for impairment annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

➢ **Internally-generated intangible assets**

Research and development costs
Research costs are recognized in the income statement when incurred.
Development costs for new projects are capitalized if, and only if:
- The project is clearly identified and its related costs are separable and reliably tracked.
- The Group has demonstrated the project's technical feasibility and its intention to complete the intangible asset and use or sell it, as well as the availability of adequate financial resources for this purpose.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years. The amortization charge is included in the cost of the related products and reclassified into cost of sales when the products are sold.

Software implementation
External and internal costs for the programming, coding and testing of enterprise resource planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment*.

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings	:	20 to 40 years
Plant and equipment	:	3 to 10 years
Other	:	3 to 12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.
Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense).

➢ **Assets held for sale**

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

➢ **Leases**

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

➢ **Borrowing costs**

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs*.

1.10 Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.
- Non-amortizable intangible assets and goodwill are tested for impairment annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2006 and 2005 and 8.5% at December 31, 2004), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. At Schneider Electric, CGUs generally correspond to the Operating Divisions (Europe, North America, International and Asia-Pacific). Each of the Growth Platform businesses is also a CGU.

Goodwill is allocated to a CGU when initially recognized. This allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

1.11 Non-current financial assets

Investments in non-consolidated companies are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments quoted in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the underlying entity's net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under other reserves up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under other financial assets, are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is meaningful.

1.12 Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carry forwards (including amounts available for carry forward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.15 Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.16 Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.17 Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

➢ **Defined contribution plans**

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability.

➢ **Defined benefit plans**

The present value of defined benefit obligations is determined using the projected unit credit method.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

➢ **Mandatory general plans and multi-employer plans**

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

➢ **Supplementary pension benefits**

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

➢ **Other commitments**

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States.
The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.18 Share-based payment

The Group grants different types of share-based payment to senior executives and certain employees. These include:

- Options to buy existing Schneider Electric shares and to subscribe new shares.
- Shares granted without consideration.
- Stock Appreciation Rights (SARs).

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 than did not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three or four years depending on the country.

A contra entry is posted to the own shares reserve for shares granted without consideration and for options to purchase or subscribe shares. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

1.19 Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments for long-term provisions were calculated at a rate of 3.8% at December 31, 2006, 3.2% at December 31, 2005, and 3.4% at December 31, 2004.

Provisions are primarily set aside to cover:

- Economic risks. These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

- Customer risks. These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

- Technical risks:

  - Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.
  - The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

- Environmental risks. These provisions are primarily set aside to cover potential reclamation costs.

- Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.20 Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.21 Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure. Derivative financial instruments are never used for speculative purposes.

➢ **Foreign currency hedges**

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in other financial income and expense. These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The effects of changes in foreign exchange rates.*

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under other reserves, and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in other financial income and expense.

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment, as defined by IAS 21 – *Net Investment in a Foreign Operation*. In accordance with the rules governing net investment hedging, the impact of exchange rate fluctuations is recorded in equity and recognized in the statement of income when the investment is sold.

➢ **Interest rate swaps**

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps. The impact is immediately recognized in the income statement.

- **Commodity contracts**

The Group also enters into raw material forward purchase contracts. Moreover the Group enters into contracts including swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under other reserves, and reclassified into the income statement under cost of sales when the hedged transaction affects profit or loss, leading to an adjustment of gross profit. The ineffective portion of the gain or loss on the hedging instrument is immediately recognized in other financial income and expense.

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

- **Asset-backed securities issued by the Special Purpose Entity holding perpetual bonds**

In accordance with SIC 12 - Special Purpose Entities – and IAS 39, the special purpose entity that holds the perpetual bonds issued by the Group in 1991 was consolidated at December 31, 2005.
The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.
Interest rate swaps on the perpetual bonds taken out directly by the Group are classified as derivative instruments that do not qualify for hedge accounting. They are therefore measured at fair value and gains and losses arising from remeasurement at fair value are recorded in other financial income and expense.

On December 15, 2006, the Group bought back the perpetual bonds issued in 1991 from the special purpose entity. As a result, the special purpose entity was no longer consolidated at December 31, 2006.

- **Put options granted to minority shareholders**

Under IAS 32 – *Financial Instruments: Disclosure and Presentation*, commitments to buy out minority shareholders (e.g. put options) must be recognized in debt, in an amount corresponding to the purchase price of the minority interest.
In the absence of established accounting practice, the difference between the purchase price of the minority interests and the share in the acquired net assets has been posted to goodwill without remeasuring the acquired assets and liabilities. Subsequent changes in the fair value of the debt will be recognized by adjusting goodwill.

1.22 Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

- **Merchandise sales**

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

Rebates offered to the distributors are accrued as a deduction from revenue when the products are sold to the distributor.

Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total sales are presented net of these discounts and rebates.

- **Service contracts**

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

- **Long-term contracts**

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.23 Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings per share*.

Diluted earnings per share is calculated by adjusting profit and the weighted average number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.24 Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (Note 1.15) net of bank overdrafts.

Note 2 - Application of IAS 32 and IAS 39 as from January 1, 2005

IAS 32 – *Financial Instruments – Disclosure and Presentation* and IAS 39 – *Financial Instruments – Recognition and Measurement* – have been applied as from January 1, 2005.

The following table, which reconciles the closing balance sheet for 2004 with the opening balance sheet for 2005, shows the impact on the main balance sheet items affected by the application of IAS 32 and IAS 39.

	Dec. 31, 2004 IFRS before IAS 32 and 39	Treasury stock	Fair value adjustment	Hedging instruments	Derivative instruments not qualifying for hedge	Perpetual bonds	Puts granted to minority interests	**Jan. 1, 2005 IFRS including IAS 32 and 39**
Goodwill	4,462.3						76.7	4,539.0
Available-for-sale financial assets	154.3		44.2					198.5
Deferred tax assets	830.3				1.0	1.4		832.7
Other accounts receivable	529.1			19.9	1.8			550.8
Cash and cash equivalents	1,062.8	(87.0)						975.8
Other assets	6,257.3							6,257.3
Total Assets	**13,296.1**	**(87.0)**	**44.2**	**19.9**	**2.8**	**1.4**	**76.7**	**13,354.1**
Retained earnings, net of tax	1,797.5				(1.2)	(2.7)		1,793.6
Own shares reserve	(199.7)	(87.0)						(286.7)
Other reserves, net of tax	22.3		29.0	12.9				64.2
Translation reserve	(84.5)				0.2			(84.3)
Total equity attributable to equity holders of the parent	*7,395.1*	*(87.0)*	*29.0*	*12.9*	*(1.0)*	*(2.7)*	*0.0*	*7,346.3*
Minority interests	72.8						3.4	76.2
Perpetual bonds	73.3					(73.3)		0.0
Long-term financial debt	24.9					47.6		72.5
Deferred tax liabilities	203.2		15.2	7.0	0.5			225.9
Short-term financial debt	254.3					(26.6)		227.7
Other non current liabilities	104.4						73.3	177.7
Other current liabilities	279.2				3.3	56.4		338.9
Other liabilities	4,888.9							4,888.9
Total Liabilities	**13,296.1**	**(87.0)**	**44.2**	**19.9**	**2.8**	**1.4**	**76.7**	**13,354.1**

2.1 Treasury stock

IAS 32 requires all Schneider Electric shares held by the parent company and subsidiaries to be recorded as a deduction from equity, whatever the purpose for which the shares are held. In accordance with this standard, Schneider Electric shares with a value of €87 million carried in assets in the French GAAP balance sheet at December 31, 2004, under "Cash and cash equivalents", have been reclassified as a deduction from equity.

2.2 Available-for-sale financial assets

In accordance with IAS 39, investments in non-consolidated companies have been reclassified as available-for-sale financial assets and measured at fair value (corresponding to market value in the case of listed shares). Gains and losses arising from remeasurement at fair value are accumulated in equity under other reserves.
Fair value adjustments to available-for-sale financial assets at January 1, 2005 amounted to €44.2 million.

2.3 Derivative instruments and hedge accounting

IAS 39 requires all derivative instruments to be recognized in the balance sheet and measured at fair value, whereas in the French GAAP accounts, these instruments were generally carried off-balance sheet. The treatment of gains and losses arising from remeasurement at fair value depends on whether or not the instruments qualify for hedge accounting under IAS 39

Currency instruments qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under other receivables at their fair value of €12.2 million, leading to an adjustment of equity in the same amount, recorded under other reserves.

Hedges of future metal purchases qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under other receivables at their fair value of €7.7 million, leading to an adjustment of equity in the same amount, recorded under other reserves.

2.4 Derivative instruments not qualifying for hedge accounting

Derivative instruments not qualifying for hedge accounting under IAS 39 have been recognized at fair value in the balance sheet, in assets for €1.8 million and in liabilities for €3.3 million, leading to corresponding adjustments to equity. The instruments concerned consist mainly of interest rate hedges on intragroup debt.

2.5 Perpetual bonds

In the French GAAP accounts, the 1991 perpetual bonds are recorded in debt at their nominal value, while the related interest rate swaps are carried off-balance sheet.

In accordance with interpretation SIC 12 and IAS 39, the Group consolidated the special purpose entity that holds the perpetual bonds. The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.

Interest rate swaps on the perpetual bonds taken out directly by the Group, which do not qualify for hedge accounting, are recognized in the balance sheet at fair value, with gains and losses arising from remeasurement at fair value recognized in other financial income and expense.

At January 1, 2005, the value of the perpetual bonds and the fair value of the swaps the special purpose entity was €21 million, and the fair value of the swaps entered into directly by the Group was €56.4 million.

2.6 Put options granted to minority shareholders

The Group has given commitments to buy out the minority shareholders of consolidated subsidiaries (put options). These commitments were reported off-balance sheet in the French GAAP accounts at December 31, 2004.

IAS 32 requires their recognition in debt, at fair value, which corresponds to the option strike price. As explained in Note 1.21, in the absence of established accounting practice, the difference between the fair value of the put options and the underlying minority interests has been posted to goodwill.

Note 3 - Changes in the scope of consolidation

3.1 Additions and removals

The consolidated financial statements for the year ended December 31, 2006 include the accounts of the companies listed in Note 30. The scope of consolidation at December 31, 2006, 2005 and 2004 is summarized as follows:

Number of companies)	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003	
	France	Abroad	France	Abroad	France	Abroad	France	Abroad
Parent company and fully consolidated subsidiaries	67	457	69	366	65	328	52	266
Proportionally consolidated companies	-	-	-	-	-	-	1	1
Companies accounted for by the equity method	1	3	1	3	2	5	2	7
Sub-total by region	68	460	70	369	67	333	55	274
Total	**528**		**439**		**400**		**329**	

The principal changes at December 31, 2006 were as follows:

Acquisitions

On January 1, 2006, the Group bought out CIH Ltd's interest in the Clipsal Asia joint venture, in accordance with the terms of the agreement between the two partners. Clipsal Asia was previously accounted for by the equity method.

On February 15, 2006, the Group acquired the assets of US-based Silicon Power Corporation's Crydom brand Custom Sensors business.

On February 28, 2006, the Group acquired AEM SA, a Spanish company that designs, manufactures and markets low voltage electrical and Installation Systems and Control products.

On March 27, 2006, the Group acquired the entire capital of Citect, an Australian manufacturer of Supervision Control and Data Acquisition (SCADA) solutions and Manufacturing Execution Systems (MES).

On April 30, 2006 Schneider Electric acquired OVA G. Bargellini SpA, Italy's leading emergency lighting company with operations in the Installation Systems and Control segment.

On May 31, 2006 the Group acquired Merten GmbH & Co Kg, a German firm that offers intelligent low voltage solutions and Installation Systems and Control for the residential and buildings markets.
On July 27, 2006, the Group acquired the Invensys Building Systems (IBS) business in North America and Asia. Following on the acquisition of Invensys' Advanced Building Systems business (ABS EMEA) in July 2005, this transaction extends Schneider Electric's current positions in Building Automation.

On September 26, 2006, Schneider Electric finalized the acquisition of Austria-based VA TECH ELIN EBG Elektronik, a company that develops and manufactures high-power speed drive products and solutions.

Lastly, on November 23, 2006, the Group acquired UK-based GET Group PLC. This acquisition will expand Schneider Electric's Installation Systems and Control lineup with wiring devices for the UK and British Standard export markets.

These companies have been fully consolidated from their respective acquisition dates.

Details of the calculation of goodwill on these acquisitions are provided in Note 4.

Newly consolidated companies

Several joint ventures were formed during the year with Chinese partners to further develop business. These included:

- Joint-venture SSBEA (Schneider Shaanxi Baoguang Electrical Apparatus Co.ltd) in February 2006, in the area of medium voltage vacuum circuit breakers.
- Joint-venture East in September 2006, in the area of Critical Power.

Divestments

During first-half 2006, the Group sold Num, a subsidiary specialized in numerical control systems, and Mafelec, a specialty manufacturer of onboard push-button switches. The impact of these divestments on the consolidated financial statements was not material.

Acquisitions in progress

APC

On October 30, 2006, Schneider Electric announced a friendly offer to purchase all outstanding shares of US-based American Power Corporation (APC), the world leader in critical power.
By combining APC with its subsidiary MGE UPS Systems, Schneider Electric will become the global benchmark in critical power.
The anti-trust regulatory review in the United States ended on December 12, 2006 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired.
APC's shareholders approved the proposed merger in Extraordinary Meeting on January 16, 2007.
The European Commission's competition authorities granted final clearance on February 8, 2007 pending certain divestments. The Group plans to divest its MGE-UPS Systems operations in small systems below 10kVA. With estimated sales around €150 million, the divestment represents 6% of the combined operations of APC and MGE-UPS in Critical Power.

Other acquisitions

On June 27, 2006, the Group announced its intention to take an equity stake of 40% in SBVE (Shaanxi Baoguang Vacuum Electronic), a leading Chineese manufacturer of Vacuum Interrupters. Such an equity stake may only be obtained if the equity reform plan presented by SBVE is approved by the relevant authorities and shareholders, and a number of other conditions precedent are satisfied.

On December 18, 2006, Schneider Electric announced that it had signed an agreement to create Delixi Electric, a joint venture with Chinese partner Delixi Group. The 50-50 joint venture will manufacture, market and distribute low-voltage products in China, pending approval from local authorities.

Other changes

In 2006, the Group acquired a further 10.8% stake in MGE UPS, raising its interest to 95.7%.

3.2 Impact of changes in the scope of consolidation on 2006 results

Changes in the scope of consolidation had the following impact:

➢ **Impact on 2006 revenue and profit**

	2005	2006		
	Reported	Excl. Acquisitions	Acquisitions	Reported
Revenue	11,678.8	12,929.5	800.2	13,729.7
Operating profit	1,565.3	1,897.9	102.8	2,000.7
Operating margin	*13.4%*	*14.7%*	*12.9%*	*14.6%*
Profit attributable to equity holders of the parent	994.3	1,244.1	65.3	1,309.4

The following table shows the full-year impact of these acquisitions on 2006 revenue, operating profit and profit attributable to equity holders of the parent (i.e as if the acquisitions had been made on January 1, 2006).

	2006 Reported	2006 Incl. acquisitions over the full year
Revenue	13,729.7	14,058.5
Operating profit	2,000.7	2,015.9
Operating margin	*14.6%*	*14.3%*
Profit of the period	1,309.4	1,317.0

➢ **Impact on cash**

Changes in the scope of consolidation reduced the Group's cash position by a net €897.8 million, as described below:

	2006
Acquisitions	(891.4)
Cash and cash equivalents paid	*(935.8)*
Cash and cash equivalents acquired	*44.4*
Disposals	(1.1)
Other operations	(5.3)
Net financial investments	**(897.8)**

➢ **Impact on the balance sheet at December 31, 2006**

The impact of the year's acquisitions on the main balance sheet items at December 31, 2006 was as follows:

	Contribution from acquisitions	Dec. 31, 2006 Reported	%
Goodwill	793.2	6,185.7	12.8%
Property, plant & equipment and intangible assets	98.8	3,114.6	3.2%
Working capital	226.7	2,991.9	7.6%
Capital employed	**1,118.7**	**12,292.2**	**9.1%**

Note 4 - Goodwill

4.1 Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU (1)	Dec. 31, 2006 Net	Dec. 31, 2005 Net	Jan. 1, 2005 Net	Dec. 31, 2004 Net
Square D Company	1991	(A)	1,044.8	1,167.1	1,010.0	1,010.0
Lexel Group	1999	EOD	873.4	869.2	872.5	872.5
TAC/ Andover/ Abacus/ Applied Control Technology	2003 to 2006	BA	605.8	637.2	563.9	563.9
MGE UPS (2)	2000 to 2006	CP	545.5	559.0	546.1	469.4
Telemecanique	1988	(A)	462.6	462.6	462.6	462.6
ABS	2005	BA	113.9	118.8	-	-
IBS	2006	BA	197.2	-	-	-
Juno Lighting Inc.	2005	NAOD	301.0	335.2	-	-
BEI Technologies	2005	CST	283.1	390.3	-	-
Clipsal	2004 to 2006	APOD	278.0	261.0	245.0	245.0
Crouzet Automatismes	2000	CST	161.8	162.6	161.9	161.9
Power Measurement Inc.	2005	NAOD	145.0	162.7	0.0	0.0
Positec	2000	EOD	105.9	105.9	105.9	105.9
Merlin Gerin	1992	(A)	87.2	87.2	87.2	87.2
Kavlico	2004	CST	81.6	89.6	106.9	106.9
OVA	2006	EOD	80.0	-	-	-
Digital Electronics	2002	APOD	76.1	84.1	83.7	83.7
Citect	2006	APOD	67.2	-	-	-
Elau	2004 and 2005	EOD	55.6	55.3	6.6	6.6
Federal Pioneer	1990	NAOD	54.0	60.1	50.2	50.2
Crydom	2006	CST	43.9	-	-	-
Infra +	2000 and 2004	EOD	43.1	43.1	43.1	43.1
Mita Holding	1999	EOD	34.7	41.9	40.7	40.7
PDL	2001	APOD	32.8	35.1	33.5	33.5
GET	2006	EOD	31.6	-	-	-
AEM	2006	EOD	30.4	-	-	-
Other subsidiaries (3)			349.5	150.8	119.2	119.2
TOTAL			6,185.7	5,878.8	4,539.0	4,462.3

(1) Cash Generating Unit to which goodwill has been allocated.

EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division

IIOD: International Operating Division. CSC: Customized Sensors & Technologies. BA: Building Automation, CP: Critical Power

(2) Of which €32.0 million related to the put option granted to minority shareholders at Dec. 31, 2006 (€75.4 million at Dec. 31, 2005)

(3) Approximately 50 companies

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date:

	Europe	North America	Asia Pacific	Rest of the world
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

4.2 Changes in goodwill

The main movements between December 31, 2005 and December 31, 2006 are summarized in the following table:

	2006	2005
Net goodwill at opening	**5,878.8**	**4,539.0**
Acquisitions	727.7 *	1,079.5
Disposals	(1.5)	-
Impairment	-	(8.4)
Translation adjustment	(323.8)	301.5
Reclassifications	(95.5)	(32.8)
Net goodwill at year end	**6,185.7**	**5,878.8**
Cumulative impairment	**(8.4)**	**(8.4)**

** On the basis of the exchange rate on the acquisition date*

Acquisitions

Acquisitions primarily included Invensys Building Systems (IBS) and Silicon Power Corporation (Crydom) in North America, Clipsal Asia and Citect in Asia, and OVA Bargellini SpA., AEM S.A., GET Group Plc, and Merten GmbH & Co Kg in Europe.

Other changes

Adjustments to the provisional accounting for the BEI Technologies Inc business combination when the initial accounting was completed led to the recognition in 2006 of intangible assets of $141.8 million (€117.9 million) of which $42.3 million (€35.2 million) for the trademark, $80.5 million (€66.9 million) for the distribution network and a $55.2 million (€44.5 million) for deferred tax liabilities.

Impairment tests did not reveal any losses on goodwill recognized in the balance sheet.

The main exchange rate fluctuations concerned goodwill in US dollars.

Note 5 - Intangible assets

5.1 Change in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
GROSS VALUE					
Dec. 31, 2004	**617.8**	**390.6**	**76.9**	**145.1**	**1230.4**
Dec. 31, 2005	**744.4**	**486.7**	**186.8**	**310.6**	**1,728.5**
Acquisitions/Capitalization	1.5	20.7	120.8	82.4	225.4
Internally generated assets	-	(0.2)	-	-	(0.2)
Disposals	0.2	(4.7)	(4.5)	(10.1)	(19.1)
Translation adjustment	(26.9)	(10.1)	(7.8)	(33.6)	(78.4)
Reclassification	0.1	(60.8)	9.5	53.3	2.1
Changes in the scope of consolidation and	46.4	6.4	9.7	93.0	155.5
Dec. 31, 2006	**765.7**	**438.0**	**314.5**	**495.6**	**2,013.8**
ACCUMULATED AMORTIZATION AND IMPAIRMENT					
Dec. 31, 2004	**(2.5)**	**(228.9)**	**(15.0)**	**(89.5)**	**(335.9)**
Dec. 31, 2005	**(3.7)**	**(290.8)**	**(22.0)**	**(112.9)**	**(429.4)**
Allocation and impairment	(1.8)	(59.2)	(29.0)	(25.7)	(115.7)
Recapture	0.2	6.7	2.5	3.2	12.6
Translation adjustment	0.1	8.0	1.5	7.3	16.9
Reclassification	(0.2)	(1.4)	(1.4)	4.5	1.5
Changes in the scope of consolidation and	0.1	(3.5)	(2.2)	(1.2)	(6.8)
Dec. 31, 2006	**(5.3)**	**(340.0)**	**(50.6)**	**(124.8)**	**(520.7)**
NET VALUE					
Dec. 31, 2004	**615.3**	**161.7**	**61.9**	**55.6**	**894.5**
Dec. 31, 2005	**740.7**	**195.9**	**164.8**	**197.7**	**1299.1**
Dec. 31, 2006	**760.4**	**98.0**	**263.9**	**370.8**	**1,493.1**

In relation to the year's acquisitions and following the final valuation of BEI Technologies Inc, the Group recognized the BEI and Crydom trademarks and other intangible assets, consisting primarily of patents and customer lists (Notes 4 and 5.2).

In 2006, costs totaling €52.3 million were capitalized in connection with an ongoing project to develop a Groupwide SAP core model. These on-going development costs wich were classified under software in 2004 and 2005, were reclassified under other intangible assets in 2006.

5.2 Trademarks

Main trademarks recognized as of December 31, 2006 include:

	2006 Net	2005 Net	2004 Net
MGE	300.0	300.0	300.0
Clipsal	152.5	158.0	145.8
TAC/ANDOVER	121.3	121.2	120.6
Juno	86.8	96.9	-
Digital	34.8	39.3	39.1
BEI	30.8		
Kavlico	11.8	13.1	-
Other	22.4	12.2	9.8
Total	***760.4***	***740.7***	***615.3***

Trademarks are not amortized as they are considered to be assets with indefinite lives. Impairment tests did not reveal any impairment of trademarks as of December 31, 2006.

Note 6 - Property, plant and equipment

6.1 Change in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
GROSS VALUE					
Dec. 31, 2004	**87.2**	**875.8**	**2,544.4**	**581.3**	**4,088.7**
Dec. 31, 2005	**107.7**	**957.5**	**2,805.6**	**590.8**	**4,461.2**
Acquisitions	5.8	35.1	165.2	146.6	352.7
Disposals	(3.9)	(64.5)	(133.2)	(72.2)	(273.8)
Translation adjustment	(5.3)	(24.9)	(77.0)	(21.9)	(129.1)
Reclassification	(3.9)	68.9	12.6	(77.2)	0.4
Changes in scope of consolidation and other	5.5	70.4	141.0	32.3	249.2
Dec. 31, 2006	**105.9**	**1,042.5**	**2,914.2**	**598.4**	**4,660.6**
ACCUMULATED DEPRECIATION AND IMPAIRMENT					
Dec. 31, 2004	**(13.6)**	**(452.3)**	**(1,818.4)**	**(347.6)**	**(2,631.9)**
Dec. 31, 2005	**(16.0)**	**(476.0)**	**(2,032.3)**	**(336.4)**	**(2,860.6)**
Depreciation and impairment	(0.7)	(37.0)	(234.3)	(34.3)	(306.3)
Recapture	1.3	30.0	130.7	36.4	198.4
Translation adjustment	0.9	8.8	51.6	13.3	74.6
Reclassification	0.1	(3.2)	(1.1)	(0.2)	(4.4)
Changes in scope of consolidation and other	(0.2)	(28.9)	(100.7)	(17.4)	(147.2)
Dec. 31, 2006	**(14.6)**	**(506.3)**	**(2,186.1)**	**(338.6)**	**(3,045.5)**
NET VALUE					
Dec. 31, 2004	**73.6**	**423.5**	**726.0**	**233.7**	**1,456.7**
Dec. 31, 2005	**91.7**	**481.5**	**773.0**	**254.4**	**1,600.6**
Dec. 31, 2006	**91.3**	**536.2**	**728.1**	**259.8**	**1,615.1**

Assets held for sale, presented separately in an amount of €6.4 million, correspond to land and buildings that are expected to be sold in the first half of 2007.

Reclassifications primarily correspond to assets put into use.

6.2 Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Land	2.8	2.1	2.7
Buildings	78.9	63.6	80.0
Machinery and equipment	29.9	31.5	39.6
Other tangible assets	1.4	1.0	10.6
Intangible assets	0.0	0.3	4.4
Accumulated depreciation and amortization	(79.9)	(60.5)	(87.0)
Assets under finance lease, net	**33.1**	**37.9**	**50.3**

Future minimum lease payments under finance leases as of December 31, 2006 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	2.8	2.8
Between one year and five years	10.9	10.0
Five years and more	9.3	6.8
Total commitments	**23.0**	**16.8**
Discounting effect	(6.2)	-
Discounted minimum payments	**16.8**	-

6.3 Operating leases

Rental expenses for operating leases in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Minimum rentals	96.0	94.4	84.4
Contingent rentals	4.6	1.2	1.1
Sub-lease rentals	(1.9)	(3.6)	(1.8)
Total rental expense	**98.7**	**92.0**	**83.7**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2006:

	Minimum payments	Discounted minimum payments
Less than one year	83.8	83.8
Between one and five years	235.1	214.4
Five years and more	148.3	115.1
Total rental commitments	**467.2**	**413.3**

The Group signed a lease contract for its new headquarters in the Paris region in 2006, with a nine-year commitment as from 2008. Discounted future lease payments amount to €92 million.

Note 7 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31			Share in net assets at Dec. 31			Share in net income at Dec.31		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Clipsal Asia Holdings Ltd	-	50.0%	50.0%	-	41.9	41.1	-	(5.3)	(2.8)
ELAU Administration GmbH (1)	-	-	49.1%	-	-	16.8	-	0.8	0.8
Delta Dore Finance	20.0%	20.0%	20.0%	13.2	11.9	11.5	1.3	1.2	1.4
VA Tech Schneider HV GmbH (2)	-	-	-	-	-	-	-	-	(0.8)
Entivity (2)	-	-	-	-	-	-	-	-	(0.5)
Other	N/A	N/A	N/A	(3.0)	(5.6)	(4.1)	0.6	(0.3)	(1.7)
Total	-	-	-	**10.2**	**48.2**	**65.3**	**1.9**	**(3.6)**	**(3.6)**

(1) Notes 3 and 4
(2) Companies sold in 2004

In 2006, the Group acquired all the outstanding shares in Clipsal Asia. As a result, Clipsal Asia has been fully consolidated since January 1, 2006. The Group's interest was accounted for by the equity method in 2004 and 2005.

Note 8 - Financial assets

8.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

	Dec. 31, 2006	31.12.2006		Dec. 31,	Dec. 31,	Jan. 1, 2005*	Dec. 31, 2004
	% interest	Gross value	Reevaluation/ Depreciation	Fair value	Fair value	Fair value	Net
I - Listed available for sale financial							
AXA	0.40%	101.5	199.0	300.5	240.3	120.9	76.7
Gold Peak Industries Holding Ltd	10.06%	10.6	(7.6)	3.0	4.6	10.1	10.1
Legrand	NS	2.2	-	2.2	10.1	-	-
Other listed AFS (1)	-	0.4	-	0.4	38.0	5.5	5.5
Total listed AFS		114.7	191.4	306.1	293.0	136.5	92.3
II - Unlisted available for sale financial							
SE Relays LLC (2)	100.00%	-	-	-	-	26.5	26.5
Eb@se France (3)	100.00%	20.7	(20.7)	0.0	0.0	-	-
Abacus Engineered Systems (2)	100.00%	-	-	-	-	16.8	16.8
Comipar	4.15%	16.4	(16.4)	0.0	0.0	-	-
Easy Plug SAS (3)	50.00%	8.8	(8.8)	0.0	0.0	-	-
Paramer (4)	98.96%	-	-	-	5.8	5.5	5.5
SE Venture	100.00%	6.6	(6.6)	0.0	0.0	-	-
Simak (5)	98.50%	5.5	(0.5)	5.0	5.0	4.5	4.5
Other unlisted AFS (6)		22.4	(17.8)	4.6	11.6	8.7	8.7
Total unlisted AFS		80.4	(70.8)	9.6	22.4	62.0	62.0
Financial assets available for sale		**195.1**	**120.6**	**315.7**	**315.4**	**198.5**	**154.3**

* IAS 32/39 applied as from January 1, 2005.

(1) Between December 31, 2005 and December 31, 2006, shares in an amount of €37.6 million, corresponding to short-term investments (less than one year), were reclassified under current financial assets.

(2) Consolidated as from January 1, 2005.

(3) Removed from the scope of consolidation – in liquidation.

(4) Consolidated as from January 1, 2006.

(5) Dormant companies.

(6) Valued at less than €5 million each.

Fair value corresponds to the closing listed price for investments listed in an active market and the carrying amount for unlisted investments. Net gains arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (Note 14.7), totaled €40.7 million.

The Legrand shares held at December 31, 2006, which were acquired under the mechanism for exchanging Schneider Electric shares for Legrand shares set up when Schneider Electric sold Legrand in 2002, were sold back to Legrand SAS in January 2007.

8.2 Other non-current financial assets

	Dec. 31, 2006			Dec. 31, 2005	Dec. 31, 2004
	Cost	Impairment	Net	Net	Net
Vendor loan to buyer of Legrand shares (1)	-	-	-	176.8	167.9
Receivable on divestment of VA Tech Schneider HV GmbH (2)	-	-	-	-	17.5
Restricted cash on Clipsal acquisition (Note 18)	47.0	-	47.0	41.4	35.6
Receivables on investments and loans	6.4	(0.3)	6.1	14.0	18.7
Other	68.7	(7.6)	61.1	49.2	48.4
Other non current financial assets	**122.1**	**(7.9)**	**114.2**	**281.4**	**288.1**

(1) €150 million vendor loan granted in 2002, paying interest at 5.5%. The interest is capitalized and the proceeds from any sales of shares held by the investor will be used to repay the loan, which has been granted for a maximum period of 13 years.
(2) Repaid in January 2005.

As provided for in the agreement with the consortium of investors that acquired Legrand in 2002, the vendor loan was repaid early during first-half 2006 in connection with Legrand's stock market flotation.

8.3 Current financial assets

	Dec. 31, 2006
Short-term investments (1)	48.2
Pension assets (2)	25.3
Total current financial assets	**73.5**

(1) These investments were previously classifed under "Available for sale financial assets" - see Note 8.1

(2) These assets were previously classified under "Other receivables" - see Note 11

Substantially all pension assets concern plans in the United States which had a surplus at December 31, 2006 (Note 15).

Note 9 - Inventories and work in process

Inventories and work in process changed as follows:

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Cost:			
Raw materials	830.6	739.7	613.7
Work in process	341.8	333.2	297.3
Semi-finished and finished products	973.4	579.2	504.8
Goods	109.8	211.9	194.8
Inventories and work in process at cost	**2,255.6**	**1,864.0**	**1,610.6**
Impairment:			
Raw materials	(91.3)	(97.9)	(70.4)
Work in process	(15.7)	(21.8)	(21.0)
Semi-finished and finished products	(81.1)	(63.9)	(54.8)
Goods	(11.6)	(43.8)	(55.0)
Impairment loss	**(199.7)**	**(227.4)**	**(201.2)**
Net:			
Raw materials	739.3	641.8	543.3
Work in process	326.1	311.4	276.3
Semi-finished and finished products	892.3	515.3	450.0
Goods	98.2	168.1	139.8
Inventories and work in process, net	**2,055.9**	**1,636.6**	**1,409.4**

Note 10 - Trade accounts receivable

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Accounts receivable	2,509.2	2,204.4	1,772.5
Notes receivable	386.7	417.5	396.2
Advances to suppliers	85.9	71.4	63.0
Accounts receivable at cost	**2,981.8**	**2,693.3**	**2,231.7**
Impairment	(99.0)	(106.6)	(96.0)
Accounts receivable, net	**2,882.8**	**2,586.7**	**2,135.7**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

All trade accounts receivable are due in less than one year.

Note 11 - Other receivables and prepaid expenses

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Other receivables	311.5	183.1	203.6	203.6
Précompte Equalization tax credit*	50.0	76.0	-	-
Carryback credit	97.0	97.0	97.0	97.0
Other tax credits	421.0	298.0	148.0	148.0
Derivative instruments	-	14.8	21.7	-
Pension assets**	-	7.0	-	-
Prepaid expenses	115.3	107.1	80.5	80.5
Total	**994.8**	**783.0**	**550.8**	**529.1**

*Including long-term portion: €25.3 million in 2006 and €50.7 million in 2005

** Pension assets were reclassified under current financial assets at December 31, 2006

The *précompte* equalization tax credit corresponds to a €76 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005 following the repeal of the equalization tax and *avoir fiscal* tax credit. The credit amounted to €51 million in 2006 after Schneider Electric was reimbursed of the first one third of the amount.

The Group also has a €97 million carry back credit with the French Treasury in addition to tax loss carry forwards recorded under deferred tax assets (Note 12). This credit can be compensated with the income tax payable in 2007 or can be reimbursed as at January 1st ,2008.

Note 12 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 Analysis of income tax expense for the year

	2006	2005	2004
Current taxes			
France	(38.1)	(15.7)	(13.5)
International	(393.6)	(314.8)	(265.9)
Total	**(431.7)**	**(330.5)**	**(279.4)**
Deferred taxes			
France	(197.2)	(93.8)	(72.7)
International	93.8	(3.2)	(13.0)
Total	**(103.4)**	**(97.0)**	**(85.8)**
Income tax (expense)/benefit	**(535.1)**	**(427.5)**	**(365.2)**

12.2 Tax proof

	2006	2005	2004
Profit attributable to equity holders of the parent	**1,309.4**	**994.3**	**823.9**
Income tax (expense)/benefit	(535.1)	(427.5)	(365.2)
Goodwill impairment	(0.2)	(8.4)	-
Minority interests	(37.2)	(35.2)	(34.4)
Share of profit of associates	1.9	(3.6)	(3.6)
Profit before tax and goodwill impairment	**1,880.0**	**1,469.0**	**1,227.1**
Statutory tax rate	34.43%	34.93%	35.43%
Income tax expense calculated at the statutory	**(647.3)**	**(513.1)**	**(434.8)**
Reconciling items			
Difference between French and foreign tax rates	65.2	51.2	46.2
Impact of tax rate reduction in France*	-	-	(14.3)
Tax credits and other tax reductions	35.4	32.8	24.4
Impact of tax losses	20.3	1.0	1.2
Other permenant differences	(8.7)	0.6	12.1
Income tax (expense)/benefit	(535.1)	(427.5)	(365.2)
Effective tax rate	**28.46%**	**29.10%**	**29.76%**

** applicable in 2005 and beyond*

12.3 Deferred taxes by type

	2006	2005	Jan 1st, 2005
Deferred tax assets			
Tax credits and tax loss carryforwards	244.6	377.2	463.2
Provisions for pensions and other post-retirement benefit	361.9	394.2	342.9
Impairment of receivables and inventory	74.5	57.6	52.6
Non deductible provisions for contingencies and accruals	132.9	114.7	85.2
Other deferred tax assets	152.5	116.3	106.2
Deferred tax assets set off against deferred tax liabilities	(293.6)	(265.0)	(217.4)
Deferred tax assets	**672.8**	**795.0**	**832.7**
Deferred tax liabilities			
Differences between tax and accounting depreciation	(52.1)	(106.7)	(101.4)
Trademarks and other intangible assets	(329.6)	(282.1)	(193.4)
Capitalized development costs (R&D)	(25.2)	(22.5)	(16.1)
Liabilities on fair value adjustments to financial instruments and other items recognized in equity	(83.3)	(12.7)	(15.2)
Liabilities on debt instruments	-	(59.3)	(53.3)
Other deferred tax liabilities	(108.6)	(41.0)	(63.9)
Deferred tax assets set off against deferred tax liabilities	293.6	265.0	217.4
Total deferred tax liabilities	**(305.3)**	**(259.4)**	**(225.9)**

Deferred tax assets recorded in respect of tax loss carry forwards at December 31, 2006 essentially concern France (€119 million) and other European countries where certain tax losses can be carried forward indefinitely.

12.4 Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €22.8 million at December 31, 2006 versus €16.3 million the year before and a negative €(11.5) million at December 31,2004.

Income tax recognized directly in equity primarily reflects the effect of tax increases or decreases for items initially recognized in equity (as part of the transition to IFRS) and the tax impact of increases or decreases in items recognized in other reserves (Note 14.7).

Note 13 - Cash and cash equivalents

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2004
Mutual funds and equivalent	1,718.0	749.3	355.2	355.2
Other	15.3	5.5	63.9	63.9
Short-term investments	**1,733.3**	**754.8**	**419.1**	**419.1**
Money market instruments and short-term deposits	76.3	117.3	11.9	11.9
Schneider Electric shares	-	-	-	87.0
Cash	734.5	511.1	544.8	544.8
Total cash and cash equivalents	**2,544.1**	**1,383.2**	**975.8**	**1,062.8**
Short-term bank loans and overdrafts	(116.1)	(79.9)	(28.0)	(28.0)
Treasury shares	-	-	-	(87.0)
Other	(1.8)	-	(1.3)	(1.3)
Net cash and cash equivalents	**2,426.2**	**1,303.3**	**946.5**	**946.5**

Note 14 - Equity

14.1 Capital

Share capital

The Company's share capital at December 31, 2006 amounted to €1,821,586,784, represented by 227,698,348 shares with a par value of 8 euros, all fully paid up.
As at December 31, 2006, a total of 247,190, 648 voting rights were attached to the 227,698,348 shares outstanding.

Changes in share capital

The following table shows changes in Schneider Electric SA's share capital since December 31, 2004 through the exercise of stock options:

	Cumulative number of shares	Total (in €)
Capital at Dec. 31, 2003	**231,842,170**	**1,854,737,360**
Cancellation of shares	(7,000,000)	(56,000,000)
Worldwide employee stock purchase	705,847	5,646,776
Exercise of stock options	646,160	5,169,280
Capital at Dec. 31, 2004	**226,194,177**	**1,809,553,416**
Exercise of stock options	425,050	3,400,400
Capital at Dec. 31, 2005	**226,619,227**	**1,812,953,816**
Exercice of stock options	1,079,121	8,632,968
Capital at Dec. 31, 2006	**227,698,348**	**1,821,586,784**

Share premium account raised by 52,068,491 euros through the exercice of stock options.

14.2 Ownership structure

	Dec. 31, 2006				Dec. 31, 2005		Dec. 31, 2004	
	% interest	Number of shares	% voting rights	Number of voting rights	% interest	% voting rights	% interest	% voting rights
CDC	4.42%	10,062,852	5.36%	13,237,852	4.44%	5.48%	4.45%	5.39%
Employees	3.09%	7,029,981	5.29%	13,065,295	3.35%	5.82%	3.76%	6.22%
Intragroup cross shareholdings (1)	0.94%	2,150,352	-	-	0.95%	-	0.95%	-
Treasury stock	2.08%	4,725,771	-	-	2.61%	-	2.25%	-
Public	89.47%	203,729,392	89.35%	220,887,501	88.65%	88.70%	88.59%	88.39%
TOTAL	100.00%	227,698,348	100.00%	247,190,648	100.00%	100.00%	100.00%	100.00%

(1) Held through Cofibel/Cofimines

No shareholders' pact was in effect as of December 31, 2006.

14.3 Earnings per share

Determination of the share base used in calculation

(in millions of shares)	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2004	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Common shares*	220.003	220.003	218.206	218.206	220.923	220.923
Stock options	-	2.094	-	0.708	-	0.334
Average weighted number of shares	**220.003**	**222.097**	**218.206**	**218.914**	**220.923**	**221.257**

* net of treasury stock and intragroup cross shareholdings

Earnings per share

	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2004	
in euros	Basic	Diluted	Basic	Diluted	Basic	Diluted
Profit before tax	8.55	8.47	6.68	6.66	5.54	5.53
Earnings per share	**5.95**	**5.90**	**4.56**	**4.54**	**3.73**	**3.72**

14.4 Dividends

In 2005, the Group paid out the 2004 dividend of €1.80 per share, for a total of €395.4 million.

In 2006, the Group paid out the 2005 dividend of €2.25 per share, for a total of €493.0 million.

In addition, a *précompte* withholding tax back payment in an amount of €8.7 million was recognized in the consolidated financial statements.

At the Annual Meeting of April 26, 2007, shareholders will be asked to approve a dividend of €3.0 per share for 2006.

At December 31, 2006, Schneider Electric SA had distributable reserves in an amount of €275 million (versus €323 million at the previous year-end), not including profit for the year.

14.5 Share-based payment

14.5.1 Current stock option plans

The Board of Directors of Schneider Electric SA and later the Management Board have set up stock option plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2006:

Plan no.	Date of Board Meeting	Type (1)	Starting date of exercise period	Expiration date	Price (in euros)	Number of options initially granted	Options cancelled because targets not met
16	1-Apr-99	A	1-Apr-02	31-Mar-07	50.73	1,259,300	245,900
17	1-Apr-99	A	1-Apr-02	31-Mar-07	50.73	2,123,100	1,078,600
18	24-Mar-00	A	24-Mar-03	23-Mar-08	65.88	1,421,200	686,600
19	4-Apr-01	S	4-Apr-05	3-Apr-09	68.80	1,557,850	NA (2)
20	12-Dec-01	S	12-Dec-05	11-Dec-09	51.76	1,600,000	166,800
21	5-Feb-03	S	5-Feb-07	4-Feb-11	45.65	2,000,000	127,100
22	5-Feb-03	S	5-Jun-03	4-Feb-11	45.65	111,000	NA (2)
23	6-May-04	S	1-Oct-04	5-May-12	56.09	107,000	NA (2)
24	6-May-04	S ou A	6-May-08	5-May-12	56.09	2,060,700	-
25	12-May-05	S	1-Oct-05	11-May-13	57.02	138,500	NA (2)
26	28-Jun-05	S ou A	28-Jun-09	27-Jun-13	60.78	2,003,800	-
27	1-Dec-05	S ou A	1-Dec-09	30-Nov-13	72.1	1,614,900	-
28	21-Dec-06	S ou A	21-Dec-10	20-Dec-16	84.12	1,257,120	-
Total						**17,254,470**	**2,305,000**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) Not applicable because no criteria for exercise were set.

Rules governing the stock option plans are as follows:
- To exercise the option, the grantee must be an employee or corporate officer of the Group. Exercise is also conditional on the achievement of performance criteria (Note 14.5.2);
- The options expire after eight to ten years;
- The vesting period is three or four years in the United States and four years in the rest of the world.

14.5.2 Outstanding options as of December 31, 2006

Plan no.	Number of options outstanding at Dec. 31, 2005	Options exercised and or created in 2006	Options cancelled in 2006 (1)	Number of options outstanding at Dec. 31, 2006
16	478,720	(311,170)	-	167,550
17	622,052	(421,909)	-	200,143
18	583,981	(225,353)	-	358,628
19	1,426,375	(374,917)	(3,000)	1,048,458
20	970,850	(362,904)	(5,600)	602,346
21	1,861,100	(280,900)	(140,300)	1,439,900
22	69,950	(10,900)	-	59,050
23	74,000	(21,400)	-	52,600
24	2,024,900		(25,000)	1,999,900
25	89,150	(28,100)	(1,000)	60,050
26	1,994,800		(5,600)	1,989,200
27	1,614,900		(1,200)	1,613,700
28	0	1,257,120	-	1,257,120
Total	**11,810,778**	**(780,433)**	**(181,700)**	**10,848,645**

(1) After potential cancellations due to targets being only partially met or options being allowed to lapse without being exercised.

On December 21, 2006, the Management Board set up stock option plan no. 28, granting 1,257,120 options to subscribe new shares or purchase existing shares of Company stock at a price of €84.12 in principle exercisable between December 21, 2010 and November 20, 2016. For US employees, the plan awards 328,000 Stock Appreciation Rights (SARs) at a price of €83.80, with the same vesting period and expiration date as the options in plan 28.

To exercise the options granted under plans 26, 27 and 28 and the SARs, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on revenue and operating margin rate.

In 2006, 1,079,121 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

14.5.3 Shares granted without consideration

Acting on the authorization granted by shareholders at the Annual Meeting of May 3, 2006, the Management Board decided at its meeting of December 21, 2006 to grant 52,006 shares without consideration. These shares have a vesting period of three years (from December 21, 2006 to December 20, 2009), followed by a lock-up period of two years (from December 21, 2009 to December 20, 2011).

To acquire the shares without consideration the grantee must be an employee or corporate officer of the Group. In addition, acquisition of half the shares is conditional on the achievement of annual objectives based on revenue and operating margin rate.

14.5.4 Valuation of share-based payment

In accordance with the accounting principles described in Note 1.18, the stock option plans have been valued on the basis of an average estimated life of between seven and ten years using the following assumptions:

- Expected volatility of between 20% and 25%, corresponding to implicit volatility;
- A payout rate between 3% and 3.7%;
- A discount rate of between 3.1% and 4.1%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for plans set up after November 7, 2002 breaks down as follows:

	2006	**2005**
Plan 21	2.5	5.8
Plan 24	5.6	5.9
Plan 25	0.0	1.5
Plan 26	6.1	3.1
Plan 27	6.6	0.5
Plan 28	0.0	-
	20.8	**16.7**

14.6 Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004, May 12, 2005 and May 3, 2006.

The purpose of the program is to reduce dilution, optimize the management of capital and cover stock option plans. The last authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from May 3, 2006. Under the programs of May 12, 2005 and May 3, 2006, no shares were purchased during the year ended December 31, 2006.

The Annual Shareholders' Meeting of May 3, 2006 authorized the Management Board to buy back shares. Acting on this authorization, the company set up a liquidity contract under which the financial intermediary bought 2,292,219 shares at an average price of €85.29 and sold 2,172,219 shares at an average price of €85.32.

At December 31, 2006, the Group holds 6,876,123 Schneider Electric shares in treasury stock, acquired at a cost of €311.4 million which has been recorded as a deduction from retained earnings.

14.7 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments and interest rate hedges	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2004				22.3	**22.3**
Application of IAS 32/39 as from Jan. 1, 2005:					
- Currency instruments	7.9				7.9
- Remeasurement of available-for-sale financial assets			29.0		29.0
- Hedges of metal purchases		5.0			5.0
January 1, 2005	7.9	5.0	29.0	22.3	**64.2**
- Unrealized net gains (losses) on available-for-sale financial assets			115.6		115.6
- Realized net gains (losses) on available-for-sale financial assets reclassified in the statement of income					0.0
- Net gains (losses) on currency instruments	(5.5)				(5.5)
- Net gains (losses) on hedges of metal purchases		3.5			3.5
- Net gains (losses) on post-retirement benefits				(78.0)	(78.0)
December 31, 2005	2.4	8.5	144.6	(55.7)	**99.8**
- Unrealized net gains (losses) on available-for-sale financial assets			16.5		16.5
- Realized net gains (losses) on available-for-sale financial assets reclassified in the statement of income					0.0
- Net gains (losses) on currency instruments	(136.8)				(136.8)
- Net gains (losses) on interest rate hedges	(1.7)				(1.7)
- Net gains (losses) on hedges of metal purchases		(11.5)			(11.5)
- Net gains (losses) on post-retirement benefits				24.3	24.3
December 31, 2006	(136.1)	(3.0)	161.1	(31.4)	**(9.4)**

The main changes during the year stemmed from changes in the fair value of hedging instruments (Note 20), the remeasurement at fair value of the Group's AXA shares (Note 8) and differences in actuarial gains and losses (Note 15).

Note 15 - Pension and other post-employment benefit obligations

The Group has set up various plans for employees covering pensions, termination benefits, healthcare, life insurance and other post-employment benefits, as well as long-term benefit plans for active employees, primarily in France and Australia.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate			*Of which US plans*		
	2006	**2005**	**2004**	***2006***	***2005***	***2004***
Discount rate	5.0%	4.9%	5.4%	*5.8%*	*5.8%*	*6.2%*
Rate of compensation increases	2.9%	3.3%	3.4%	*4.5%*	*4.1%*	*4.1%*
Expected yield on plan assets	7.8%	8.2%	8.4%	*9.0%*	*9.0%*	*9.0%*
Rate of healthcare cost increases	9.5%	9.4%	9.2%	*10.0%*	*10.0%*	*10.0%*

Post-employment helthcare obligation mainly concerns the United States. A one-point increase in healthcare costs would increase the post-employment healthcare obligation by €38.9 million and the total of service cost and interest expense by €2.8 million. A one-point decrease in healthcare costs would decrease the post-employment healthcare obligation by €33.5 million and the total of service cost and interest expense by €2.4 million.

The discount rate is generally determined on the basis of the interest rate on investment-grade corporate bonds or government bonds.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. For the most part, these are defined benefit plans. They feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

Benefit obligations under these plans, which represent 89% of the Group's total commitment or €1,802 million at December 31, 2006, are partially or fully funded through payments to external funds.

External funds are invested in equities (around 61%), bonds (around 23%) and real estate (around 9%). Contributions amounted to €19.6 million in 2006 and are estimated at €14.3 million for 2007.

At December 31, 2006, provisions for pensions and termination benefits totaled €642 million, compared with €607 million in 2005 and €521 million in 2004. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €30.7 million in 2006 and €32.3 million in 2005.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 86% of this obligation. In September 2005, one of these plans was amended by changing the contributions and terms of eligibility. The effect of this plan amendment, which reduced the obligation by around $20 million (€17 million), is reflected in the income statement over the vesting period, with €6 million recognized in 2005 for vested rights and €3.6 million recognized in 2006.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €42 million, and long-service awards due by subsidiaries in France, for €11 million.

At December 31, 2006, provisions for these benefit obligations totaled €517 million, compared with €593 million in 2005 and €505 million in 2004. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

15.1 Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations (net of assets) were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	**Provisions for pensions and other post-employment**
Dec. 31, 2004	**521.1**	***8.8***	**505.0**	***418.5***	**1,026.2**
Net cost recognized in the statement of income	47.9	*1.5*	*22.6*	*21.9*	70.5
Benefits paid	(49.1)	-	*(23.5)*	*(22.4)*	(72.6)
Plan participants' contributions	(34.4)	*(23.6)*	-	-	(34.4)
Actuarial gains and losses recognized in equity	117.2	*61.8*	14.9	*14.6*	132.1
Translation adjustment	5.6	*3.8*	67.1	*65.5*	72.7
Changes in the scope of consolidation	2.4	*0.0*	3.0	-	5.4
Other changes	(10.7)	*(0.1)*	4.3	-	(6.4)
Dec. 31, 2005*	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5**
Net cost recognized in the statement of income	44.3	*(4.5)*	*26.4*	*23.3*	70.7
Benefits paid	(32.4)	*0.0*	*(27.2)*	*(25.6)*	(59.6)
Plan participants' contributions	(19.6)	*(5.1)*	-	-	(19.6)
Actuarial gains and losses recognized in equity	(6.0)	*(7.8)*	(23.7)	-	(29.7)
Translation adjustment	7.5	*(4.7)*	(52.7)	*(47.3)*	(45.2)
Changes in the scope of consolidation	27.9	*0.0*	(0.7)		27.2
Other changes	(4.9)	*0.1*	1.4	*(3.1)*	(3.6)
Dec. 31, 2006 *	**616.8**	***30.2***	**516.9**	***445.4***	**1,133.7**

* Including €7 million in pension assets recogonized under "Other receivables" (see Note 11) in 2005 and €25.3 million in pension assets recognized under "Other financial assets" in 2006.

15.2 Provisions for pensions and termination benefit obligations

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

	Dec. 31, 2006	***o/w US plans***	**Dec. 31, 2005**	***o/w US plans***	**Dec. 31, 2004**	***o/w US plans***
1. Reconciliation of balance sheet items						
Pension assets	25.3	*25.1*	7.0	*7.0*		
Provisions for pensions and other post-employment benefit	(642.1)	*(55.3)*	(607.0)	*(59.2)*	(521.1)	(8.8)
Net Asset/(Liability) recognized in the balance sheet	**(616.8)**	***(30.2)***	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

	Dec. 31, 2006	***o/w US plans***	**Dec. 31, 2005**	***o/w US plans***	**Dec. 31, 2004**	***o/w US plans***
2. Components of net cost recognized in the statement of income						
Service cost	54.2	*18.1*	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	93.4	*52.0*	92.9	*50.5*	87.9	*48.7*
Expected return on plan assets	(104.1)	*(75.0)*	(97.1)	*(71.8)*	(87.4)	*(64.6)*
Past service cost	0.3	*0.4*	5.9	*6.9*	1.2	2.7
Curtailments and settlements	0.5	*0.0*	(5.6)		(0.8)	
Net cost recognized in the statement of income	**44.3**	***(4.5)***	**47.9**	***1.5***	**49.4**	***1.6***

	Dec. 31, 2006	o/w US plans	Dec. 31, 2005	o/w US plans	Dec. 31, 2004	o/w US plans
3. Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**1,993.5**	***972.1***	**1,665.6**	***747.5***	**1,614.9**	***760.1***
Service cost	54.2	*18.1*	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	93.4	*52.0*	92.9	*50.5*	87.9	*48.7*
Plan participants' contributions	5.6	*0.0*	5.5	*0.0*	3.3	*0.0*
Benefits paid	(92.8)	*(41.5)*	(104.7)	*(39.2)*	(49.9)	*(36.4)*
Actuarial (gains)/losses recognized in equity	43.6	*20.6*	148.6	*70.0*	10.0	*19.7*
Modification of pension plan	(0.3)	*0.0*	6.3	*6.0*	(0.8)	
Changes in the scope of consolidation	28.3	*0.0*	2.4		11.6	
Translation adjustments	(98.5)	*(103.7)*	139.9	*121.4*	(59.9)	*(59.4)*
Other (including curtailments and settlements)	8.4	*0.0*	(14.8)			
Projected benefit obligation at end of year	**2,035.4**	***917.6***	**1,993.5**	***972.1***	**1,665.6**	***747.5***

Actuarial gains and losses have been fully recognized in other reserves (Note 14.7).

They stem from changes in actuarial assumptions (primarily the discount rates) used to measure obligations in the United Kingdom, the euro zone and Canada.

Actuarial gains and losses related to experience adjustements amount to €12.1 million in the United States and the United Kingdom.

	Dec. 31, 2006	o/w US plans	Dec. 31, 2005	o/w US plans	Dec. 31, 2004	o/w US plans
4. Change in fair value of plan assets						
Fair value of plan assets at beginning of year	**1,395.4**	***918.8***	**1,143.2**	***736.8***	**1,083.3**	***726.3***
Expected return on plan assets	104.1	*75.0*	97.1	*71.8*	87.4	*64.6*
Plan participants' contributions	5.6	*0.0*	5.4	-	3.3	-
Employer contributions	19.6	*5.1*	34.4	*23.6*	18.2	*1.0*
Benefits paid	(60.4)	*(41.5)*	(55.6)	*(39.2)*	(46.9)	*(36.4)*
Actuarial gains/(losses) recognized in equity	49.6	*28.4*	31.4	*8.2*	44.7	*40.2*
Modification of pension plan	-		-		-	
Changes in the scope of consolidation	0.4		0.7		0.8	
Translation adjustments	(105.8)	*(99.0)*	134.3	*117.6*	(47.6)	*(58.9)*
Other (including curtailments and settlements)	9.2		4.5			
Fair value of plan assets at end of year	**1,417.7**	***886.8***	**1,395.4**	***918.8***	**1,143.2**	***736.8***

Actuarial gains and losses have been fully recognized in other reserves (Note 14.7).
They stem from changes in the effective and expected return on assets in the United States and the United Kingdom.

	Dec. 31, 2006	o/w US plans	Dec. 31, 2005	o/w US plans	Dec. 31, 2004	o/w US plans
5. Funded status						
Projected benefit obligation	(2,035.4)	*(917.6)*	(1,993.5)	*(972.1)*	(1,665.6)	*(747.5)*
Fair value of plan assets	1,417.7	*886.8*	1,395.4	*918.8*	1,143.2	*736.8*
Effect of the asset ceiling			-	-	-	-
Deferred items:						
Unrecognized past service cost	0.9	*0.6*	(1.9)	*1.1*	1.3	*1.9*
Net Asset/(Liability) recognized in the balance sheet	**(616.8)**	***(30.2)***	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

15.3 Provision for other post-employment benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
1. Components of net cost recognized in the statement of income			
Service cost	6.2	6.0	6.4
Interest cost (impact of discounting)	25.2	24.6	26.2
Expected return on plan assets	-	-	-
Past service cost	(5.0)	(8.0)	(5.1)
Net cost recognized in the statement of income	**26.4**	**22.6**	**27.5**

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
2. Change in projected benefit obligation			
Projected benefit obligation at beginning of year	**543.6**	**471.0**	**489.8**
Service cost	6.2	6.0	6.4
Interest cost (effect of discounting)	25.2	24.6	26.2
Plan participants' contributuion	1.7	1.3	0.7
Benefits paid	(27.2)	(23.5)	(23.6)
Actuarial (gains)/losses recognized in equity	(23.7)	14.9	0.9
Past service cost		(16.3)	
Changes in the scope of consolidation	(0.7)	3.0	
Translation adjustments	(48.1)	67.1	(30.3)
Other (including curtailments and settlements)	0.2	(4.5)	0.9
Projected benefit obligation at end of year	**477.2**	**543.6**	**471.0**

Actuarial gains and losses have been fully recognized in other reserves (Note 14.7). They stem from changes in actuarial assumptions (primarily the discount rate).

Substantially all plan changes concern the United States.

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
3. Funded status			
Projected benefit obligation	477.2	543.6	471.0
Deferred items:			
Unrecognized past service cost	39.7	49.8	34.0
Provision recognized in the balance sheet	**516.9**	**593.4**	**505.0**

Note 16 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other	Provisions
Dec. 31, 2004	**59.6**	**47.0**	**120.3**	**34.7**	**108.0**	**59.2**	**428.8**
Long-term portion	*55.6*	*47.0*	*32.1*	*34.7*		*22.9*	*192.3*
Additions	16.9	9.1	63.8	2.4	68.5	25.1	185.8
Discounting effect	0.3	4.8	(0.4)	0.6	(0.8)	0.5	5.0
Utilizations	(5.6)	(8.0)	(51.0)	(2.6)	(81.9)	(8.6)	(157.7)
Reversals of surplus provisions	(3.1)	-	(10.3)	-	(11.3)	(3.0)	(27.7)
Translation adjustments	2.2	7.7	8.7	1.7	3.6	3.7	27.6
Changes in the scope of consolidation and other	4.8	7.1	8.8	2.9	7.7	(6.4)	24.9
Dec. 31, 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*
Additions	99.5	7.6	70.9	5.6	49.9	25.8	259.3
Discounting effect	(0.3)	0.0	0.2	0.3	0.3	0.0	0.5
Utilizations	(9.9)	(10.2)	(59.0)	(1.6)	(53.8)	(9.3)	(143.8)
Reversals of surplus provisions	(7.5)	(1.0)	(17.6)	(0.3)	(1.6)	(4.7)	(32.7)
Translation adjustments	(0.5)	(5.8)	(5.1)	(1.2)	(1.2)	(5.9)	(19.7)
Changes in the scope of consolidation and other	4.5	(1.5)	16.1	1.3	(2.8)	1.9	19.5
Dec. 31, 2006	**160.9**	**56.8**	**145.4**	**43.8**	**84.6**	**78.3**	**569.8**
Long-term portion	*83.8*	*50.0*	*34.9*	*32.1*	*15.2*	*67.1*	*283.1*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

During the year, the Group set aside provisions in an amount of €38.0 million to cover delays and difficulties in deploying information systems, notably the SAP core model. The Group also acknowledged the European Commission's decision concerning two former subsidiaries' alleged participation in a high voltage switchgear cartel and set aside €8.1 million to cover the related fine.

(b) Customer risks

These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis. They also cover losses at the end of various long-term contracts in an amount of €6.0 million.

(c) Product risks

Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.

The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

In 2006, the provision was increased by €11 million to cover newly identified technical risks. The related technical difficulties were being resolved as of December 31, 2006.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs.
No new risks were identified during site reviews in 2006.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in Europe (France, United Kingdom, Italy) and in Australia (Note 25).

Note 17 - Long and short-term debt

Non current financial liabilities breaks down as follows:

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Convertible and non-convertible bonds	3,687.9	2,691.1	1,200.0	1,200.0
Perpetual bonds	-	-	-	73.3
Bank and other borrowings	253.8	89.9	89.2	68.2
Lease liabilities	23.9	18.5	23.4	23.4
Employee profit sharing	5.2	6.3	7.0	7.0
Short-term portion of convertible and non-convertible bonds	(450.0)			
Short-term portion of long-term debt	(63.7)	(51.1)	(47.2)	(73.8)
Non current financial liabilities	**3,457.1**	**2,754.7**	**1,272.5**	**1,298.2**

Current financial liabilities breaks down as follows:

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Commercial paper	55.0	-	60.4	60.4
Accrued interest	44.9	31.4	11.3	11.3
Other short-term borrowings	154.9	90.5	80.8	80.8
Bank overdrafts	116.1	79.9	28.0	28.0
Short-term portion of convertible and non-convertible bonds	450.0			
Short-term portion of long-term debt	63.7	51.1	47.2	73.8
Current financials liabilities	**884.6**	**252.9**	**227.7**	**254.3**
Total current and non current financial	**4,341.7**	**3,007.6**	**1,500.2**	**1,552.5**

17.1 Breakdown by maturity

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
2005	-	-	227.7	254.3
2006	-	252.9	20.9	46.6
2007	884.6	470.5	463.1	463.1
2008	851.8	767.8	757.4	757.4
2009	25.9	3.7	3.5	3.5
2010	917.0	899.7	1.4	1.4
2011	518.0	613.1	26.2 (*)	26.2 (*)
2012 and beyond	1,144.4			
Total	**4,341.7**	**3,007.6**	**1,500.2**	**1,552.5**

(*) : 2011 and beyond

17.2 Breakdown by currency

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Euro	4,100.9	2,842.0	1,372.1	1,424.4
US dollar	30.5	54.6	11.7	11.7
Indian rupee	53.1	25.1	14.5	14.5
New Zealand dollar	2.5	11.6	18.6	18.6
Japanese yen	22.3	7.8	25.6	25.6
Other	132.4	66.6	57.7	57.7
Total	**4,341.7**	**3,007.6**	**1,500.2**	**1,552.5**

17.3 Ordinary bonds

(in € million)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Effective interest rate	Maturity
Schneider Electric SA 2007	450.0	450.0	450.0	6.1275 % fixed	October 2007
Schneider Electric SA 2008	750.0	750.0	750.0	3.875% fixed	October 2008
Schneider Electric SA 2010	897.7	897.1	-	3.125% fixed	August 2010
Schneider Electric SA 2011	499.0	-	-	EUR + 0.2% variable	July 2011
Schneider Electric SA 2014	496.8	-	-	4.500% fixed	January 2014
Schneider Electric SA 2017	594.4	594.0	-	4.000% fixed	August 2017
Total	**3 687.9**	**2 691.1**	**1 200.0**		

On July 17, 2006, Schneider Electric issued €500 million worth of bonds at the Euribor 3-month rate + 0.20%, due July 18, 2011. Also on July 17, 2006, Schneider Electric issued €500 million worth of 4.5% bonds due January 17, 2014. These bonds are traded on the Luxembourg stock exchange.

On August 11, 2005, Schneider Electric SA issued €1,500 million worth of bonds as part of its EMTN program. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. These bonds are traded on the Luxembourg stock exchange.

On October 31, 2003, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008. These bonds are traded on the Luxembourg stock exchange.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively. These bonds are traded on the Luxembourg stock exchange.

17.4 Other information

At December 31, 2006, Schneider Electric had unused confirmed credit lines of €1,038 million. These lines of credit are available for the period.

As part of the financing package for the APC acquisition, Schneider Electric SA has obtained one-year acquisition financing in an amount of €2.5 billion and a three-year confirmed line of credit in an amount of €2 billion.

Note 18 - Other non-current liabilities

	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
MGE UPS acquisition debt	35.1	135.5	121.9	48.6
Clipsal acquisition debt	47.0	41.5	35.6	35.6
Magnecraft assets acquisition debt	-	-	16.2	16.2
Applied Control Technology acquisition debt	1.8	-	-	-
Other	6.3	1.8	4.0	4.0
Other non-current liabilities	**90.2**	**178.8**	**177.7**	**104.4**

MGE UPS acquisition debt corresponds to the put option granted to minority shareholders of MGE UPS. The amount of the debt declined to €35.1 million at December 31, 2006 from €72 million at December 31, 2005 mainly as a result of the increase in Schneider Electric's interest in MGE UPS during the year (Note 3).

The agreement for the acquisition of Clipsal includes a seller's warranty providing for part of the acquisition price to be withheld until December 2007. This amount has been placed in escrow (Note 8.2).

Note 19 - Commitments and contingent liabilities

19.1 Guarantees given and received

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Contract counterguarantees (1)	176.0	173.8	171.0
Mortgages and collateral (2)	20.1	17.8	33.4
Guarantees	0.5	1.0	4.2
Other commitments given (3)	187.2	209.4	209.1
Guarantees given	**383.8**	**402.0**	**417.7**
Other guarantees received	41.8	35.4	33.6
Guarantees received	**41.8**	**35.4**	**33.6**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

19.2 Purchase commitments

- **Equity investments**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at December 31, 2006.

- **Information technology services**

In 2004, the Group signed an agreement with Cap Gemini to outsource its European IT functions and deploy shared management applications using SAP. The agreement is currently being implemented in the subsidiaries. Payments to Cap Gemini replace the cost of the IT function, which was previously managed internally. Schneider Electric had initially a ten-year reciprocal agreement with Cap Gemini that has been extended by two years.
In 2006, the expense related to this outsourcing agreement contractually amounted to €136.5 million (€148.3 million in 2005).

19.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). Because the vested rights cannot be reliably estimated, no corresponding provision has been set aside in the financial statements.

Note 20 - Financial instruments

The Group uses financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and metal prices.

20.1 Currency risk

Because a significant proportion of transactions are denominated in currencies other than the euro, the Group is exposed to risk arising from changes in exchange rates. If the Group is not able to hedge them, fluctuations in exchange rates between the euro and these currencies can have a significant impact on our results of operations and distort year-on-year performance comparisons.

The Group actively manages its exposure to currency risk to reduce the sensitivity of earnings to changes in exchange rates. Hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales. Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

The Group's currency hedging policy is to protect subsidiaries against risks on all transactions denominated in a currency other than their functional currency. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

20.2 Interest rate risk

The Group is exposed to risks associated with the effect of changing interest rates. Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The core aim of interest rate management policies is to optimize overall borrowing costs. Most bond debt is fixed rate. Interest rate risk is managed primarily by means of swaps.

20.3 Commodity price risk

The Group is exposed to fluctuations in energy and raw material prices (in particular steel, copper, aluminum, silver, nickel, zinc and plastic). If we are not able to hedge, compensate or pass on our increased costs to customers, this could have an adverse impact on our financial results.
Schneider Electric has, however, implemented certain procedures to limit our exposure to rising non-ferrous raw material prices. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options.

20.4 Carrying amount and notional amount of derivative financial instruments

		December 31, 2005				December 31, 2006	December 31, 2006	
	IFRS designation	Carrying amount	Other financial income and	Equity (2)	Cash and cash equivale	Carrying amount	Nominal amount Purchase	Sale
Foreign exchange								
Futures - cash flow hedges	CFH*	5.9	(5.9)	(74.0)	-	(74.0)	1 393.6	
Futures - hedges of balance sheet items	Trading	(25.7)	44.8		-	19.1	136.9	563.8
Options and other hedging instruments	Trading et CFH*	(0.3)	(0.6)		-	(0.9)	507.0	
Metal prices								
Futures and options	CFH*	13.1	-	(17.5)	-	(4.4)	115.8	
Interest rates								
Swaps on credit lines	Trading	-	-	-	-		-	-
Other interest rate swaps	Trading	(20.1)	-	(1.7)	20.1	(1.7)	500.0	-
Hedging instruments		**(27.1)**	**38.3**	**(93.2)**	**20.1**	**(61.9)**	-	-

** Cash flow hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in other financial income and expenses.
(2) Reported in equity under other reserves.

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

20.5 Carrying amount and fair value of financial instruments other than derivatives

	December 31, 2006		December 31, 2005	
	Notional amount (1)	Fair value	Notional amount (1)	Fair value
Available-for-sale financial assets	315.7	315.7	315.4	315.4
Other non-current financial assets	114.2	114.2	281.4	281.4
Marketable securities	1 733.3	1 733.3	754.8	754.8
Bonds	(3 687.9)	(3 626.4)	(2 691.1)	(2 729.2)
Other short and long-term debt	(653.8)	(653.8)	(316.5)	(316.5)
Financial instruments excluding derivatives	**(2 178.5)**	**(2 117.0)**	**(1 656.0)**	**(1 694.1)**

(1) The notional amount corresponds to either amortized cost or fair value.

20.6 Currency risk

Forward hedging positions by currency

	December 31, 2006		
	Sales	Purchases	Net
USD	181.5	(1,145.3)	(963.8)
AUD	32.2	(4.2)	28.0
JPY	10.2	(34.5)	(24.3)
AED	3.3	(11.3)	(8.0)
DKK	122.5	(253.2)	(130.7)
GBP	65.1	(29.7)	35.4
HKD	44.9	-	44.9
Other	104.1	(52.3)	51.8
Total	**563.8**	**(1,530.5)**	**(966.7)**

Forward currency hedging positions include €(1,098) million in hedges of intragroup loans and borrowings and €131 million in hedges of operating cash flows.

20.7 Interest rate risk

At December 31, 2006, gross debt totaled €4,342 million, of which 77% was fixed rate. Total cash and cash equivalents at that date amounted to €2,544 million.

A one point increase or decrease in interest rates would have the effect of increasing or reducing the Group's net finance costs by €15 million.

The use of currency swaps to hedge intragroup loans and borrowings exposes part of the Group's debt to changes in spread between the euro and the hedged currencies. The sensitivity calculation above does not take this effect into account.

Note 21 - Related party transactions

21.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms.

In 2006, related party transactions with associates were no longer material, as Clipsal Asia was fully consolidated as at January 1st, 2006.

21.2 Related parties with significant influence

No transactions were carried out during the year with members of the Board of Directors or with Supervisory Board or Management Board members.

Compensation and benefits paid to the Group's top senior executives are described in Note 27.3.

Note 22 - Segment information

The Group is divided into four operating divisions, corresponding to geographical segments. Performance assessments and management decisions are notably based on operating profit (earnings before interest and tax).

Geographical segment information is presented after allocating Critical Power data in 2006 and data for the Growth Platforms (Building Automation, Critical Power and Custom sensors) in 2005 and 2004. Details are provided in section V of the Annual Report (Management Report).

December 31, 2006	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	6 402	3 698	2 514	1 116	13 730
EBIT	983	518	327	173	2 001
Capital employed (2)	6 052	3 866	1 922	443	12 283

December 31, 2005	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	5 644	3 047	2 031	958	11 679
EBIT	762	406	263	134	1 565
Capital employed (2)	5 272	3 873	1 718	435	11 298

December 31, 2004	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	5 266	2 501	1 828	754	10 349
EBIT	672	314	207	94	1 286
Capital employed (2)	4 949	2 155	1 531	346	8 981

(1) - *Based on destination of sales*

(2) - *Based on location of assets*

Revenue and operating margin by business:

Revenue	2006 (1)	2005 restated (1)	2005 reported	2004 reported
Electrical Distribution	8,605	7,307	7,307	6,509
Automation & Control	4,456	3,802	2,892	2,717
Growth Platforms			1,480	1,123
Critical Power	668	570		
	13,730	**11,679**	**11,679**	**10,349**

Operating margin (in %)	2006	2005 restated	2005 reported	2004 reported
Electrical Distribution	15.3%	13.9%	13.9%	12.8%
Automation & Control	13.5%	12.6%	12.7%	12.0%
Growth Platforms			12.2%	11.6%
Critical Power	12.9%	12.1%		
	14.6%	**13.4%**	**13.4%**	**12.4%**

(1) Following the Group's recent expansion in the Critical Power segment, this now represents a separate reportable business segment. The businesses included in Growth Platforms in 2005 and 2004 have therefore been allocated between "Critical Power" (MGE UPS) and "Automation and Control" (all other businesses: Building Automation and Custom Sensors technology).

Note 23 - Research and Development

Research and development costs break down as follows:

	2006	2005	2004
Research and development costs recognized as an expense (1)	491.6	433.2	489.0
Capitalized development costs	132.4	108.9	46.0
Total Research and Development costs of the year	**624.0**	**542.1**	**535.0**

(1) of which €149.4 million recognized in gross margin, €14.6 million in commercial costs and €327.6 million in R&D costs.

(2) of which €11.6 million recognized in software.

Amortization of capitalized development costs came to €23.0 million in 2006 and €8.5 million in 2005. In addition, impairment losses of €5.0 million were recorded on capitalized development costs in 2006.

Note 24 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expenses recognized in operating expenses were as follows:

	2006	2005	2004
Included in cost of sales:			
Depreciation and amortization	(254.0)	(234.7)	(231.0)
Provisions	(10.8)	(29.5)	(21.5)
Included in selling, general and administrative expenses			
Depreciation and amortization	(138.5)	(133.4)	(131.4)
Provisions	(20.5)	28.2	28.5
Depreciation, amortization and provision expense	**(423.8)**	**(369.4)**	**(355.4)**

The amount of provisions recorded in other operating income/(expense) is €(49,4) million (Note 25) and the net amount of impairment on other non-current assets is €(32,2) million.

Note 25 - Other operating income/(expense)

Other operating income and expenses break down as follows:

	2006	2005	2004
Restructuring	(80.7)	(96.9)	(88.0)
Impairment losses on property, plant and equipment and intangible assets	(35.2)	(10.1)	
Impairment losses on goodwill	(0.2)	(8.4)	-
Gains on asset disposals	45.6	13.3	14.5
Losses on asset disposals (including scrapped assets)	(7.5)	(9.8)	(5.6)
Other	(38.0)	8.7	38.4
Other operating income and expenses	**(116.0)**	**(103.2)**	**(40.7)**

In 2006, the Group realized capital gains on sales of property assets, including the sale of the historical Telemecanique site in the Paris area.

Operating profit includes €115.9 million in non-recurring expenses related to asset impairment (€35.2 million) and restructuring programs (€80.7 million).

Non-recurring expenses primarily stemmed from the reorganization of the Building Automation business in Europe, for €16 million, continued industrial reorganization in the Group's core businesses in France, the UK and Italy, for €67 million, and reorganization of operations in Australia for €7 million.
In addition, provisions of €38 million were set aside to cover costs arising from certain delays and problems in bringing new information systems on stream (in line "other" above).

Note 26 - Finance costs and other financial income and expense, net

This item consists solely of income and expense relating to financial assets (including cash and cash equivalents) and debt.

	2006	2005	2004
Interest income	34.1	40.3	36.1
Interest expense	(188.6)	(156.4)	(126.5)
Net gains/(losses) on the sale of marketable securities	50.5	13.0	26.0
Finance costs, net	***(104.0)***	***(103.1)***	***(64.4)***
Dividend income	10.7	8.6	5.9
Exchange gains and losses, net	(15.5)	7.3	3.8
Impairment losses on financial assets	18.2	(5.7)	1.1
Discounting adjustments to non-current assets and liabilities	2.0	(7.8)	(1.4)
Net gains/(losses) on disposal of long-term investments	(20.0)	(2.8)	-
Fair value adjustments*	0.1	0.6	-
Other financial expense, net	(12.4)	(1.7)	(4.3)
Finance costs and other financial income and expense, net	**(120.9)**	**(104.6)**	**(59.3)**

* IAS 32/39 applied as from January 1, 2005.

Note 27 - Employees

27.1 Number of employees

The average number of permanent and temporary employees was as follows :

(number of employees)	2006	2005	2004
Production	46,135	40,792	39,092
Administration	53,943	47,878	45,102
Total average number of employees	**100,078**	**88,670**	**84,194**
By region:			
Europe	46,962	43,626	43,444
North America	23,610	21,724	19,028
Asia-Pacific	22,753	17,379	15,576
Rest of the world	6,753	5,941	6,146

The increase in employee numbers primarily reflects acquisitions for the year.

27.2 Employee benefits expense

	2006	2005	2004
Payroll costs (1)	(3,796.7)	(3,485.8)	(3,307.6)
Profit-sharing and incentive bonuses	(78.4)	(62.4)	(72.7)
Stock options	(20.8)	(16.8)	(8.9)
Total employee benefits expense	**(3,895.9)**	**(3,565.0)**	**(3,389.2)**

(1) Including €44.3 million for pension and other post-employment benefits and €26.4 million for other employee benefits (Note 15)

27.3 Management compensation and benefits

In 2006, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Total gross compensation paid to members of senior management (excluding corporate officers) amounted to €7.6 million, of which €4.2 million in variable bonuses.

A total of 3,464,900 options to purchase existing shares or subscribe new shares and 4,800 shares without consideration have been granted to members of Management through plans set up since 1998.

Pension and other post-employment benefit obligations with respect to members of Management amounted to €41 million at December 31, 2006.

Note 28 - Subsequent events

28.1 Acquisitions

American Power Corporation

On October 30, 2006, Schneider Electric announced a friendly offer to purchase all outstanding shares of US-based American Power Corporation (APC), the world leader in Critical Power.

By combining APC with its subsidiary MGE UPS Systems, Schneider Electric will become the global benchmark in Critical Power.

The anti-trust regulatory review in the United States ended on December 12, 2006 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired.

APC's shareholders approved the proposed merger in Extraordinary Meeting on January 16, 2007.

The European Commission's competition authorities granted final clearance on February 8, 2007. Schneider Electric plans to divest its MGE UPS Systems operations in small systems below 10 kVA. With estimated sales of around €150 million, the divestment represents 6% of the combined operations of APC and MGE UPS Systems in Critical Power.

Note 29 - Impact of the transition to IFRS

This note includes:

- Tables reconciling the 2004 financial statements prepared in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
- A description of the options applied in first-time adoption of IFRS, as of January 1, 2004.
- A description of the nature and impact of changes in accounting principles and policies on the 2004 opening and closing balance sheets and on the income statement for the year ended December 31, 2004.
- Information on standards with little or no impact on the Group accounts.

29.1 Reconciliation of the 2004 financial statements under French GAAP and IFRS

The following tables reconcile the 2004 financial statements prepared and published in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS), with the exception of IAS 32 and IAS 39 which were adopted prospectively from January 1, 2005.

The effect on the opening balance sheet at January 1, 2005 of applying IAS 32 and IAS 39 is presented in Note 2.

29.1.1 Reconciliation of the opening balance sheet and opening equity at January 1, 2004

Opening balance sheet

(in millions of euros)

ASSETS	*Notes*	Jan. 1, 2004 French GAAP	*Adjustments*	Jan. 1, 2004 IFRS
Non-current assets				
Goodwill, net	*29.3.2*	3,512.8		3,512.8
Intangible assets	*29.3.1*	270.7	*1.3*	272.0
Property, plant and equipment	*29.4.3*	1,439.1	*(9.3)*	1,429.8
Assets held for sale	*29.4.3*	0.0	*14.8*	14.8
Total		1,709.8	*6.8*	1,716.6
Investments in associates		60.5		60.5
Available-for-sale financial assets		369.6		369.6
Other financial assets		585.4		585.4
Total investments		955.0	*0.0*	955.0
Deferred taxes	*29.3.4*	747.2	*175.9*	923.1
Other non-current assets	*29.3.5*	315.6	*(315.2)*	0.4
Total non-current assets		**7,300.9**	***(132.5)***	**7,168.4**
Current assets				
Inventories and work in process	*29.3.3*	1,124.1	*36.2*	1,160.3
Trade accounts receivable	*29.3.6*	1,781.3	*(31.6)*	1,749.7
Other receivables and prepaid expenses	*29.3.1/ 29.4.5*	627.0	*(40.4)*	586.6
Cash and cash equivalents		3,087.5		3,087.5
Total current assets		**6,619.9**	***(35.8)***	**6,584.1**
Total assets		**13,920.8**	***(168.3)***	**13,752.5**

(in millions of euros)

LIABILITIES	*Notes*	Jan. 1, 2004 French GAAP	*Adjustments*	Jan. 1, 2004 IFRS
Equity				
Share capital		1,854.7		1,854.7
Share premium account		4,290.8		4,290.8
Retained earnings		1,724.6	*(714.6)*	1,010.0
Translation reserve	*29.4.2*	(211.4)	*211.4*	0.0
Equity attributable to equity holders of the parent		**7,658.7**	***(503.2)***	**7,155.5**
Minority interests		74.9	*(0.5)*	74.4
Total equity		**7,733.6**	***(503.7)***	**7,229.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	672.5	*419.5*	1,092.0
Provisions for contingencies	*29.4.5*	156.7	*(17.8)*	138.9
Total long-term provisions		829.2	*401.7*	1,230.9
Non-current liabilities				
Ordinary and convertible bonds		1,200.0		1,200.0
Perpetual bonds		113.6		113.6
Other long-term debt	*29.4.3*	121.7	*5.0*	126.7
Total non-current financial liabilities		1,435.3	*5.0*	1,440.3
Deferred taxes	*29.3.4*	92.2	*(42.5)*	49.7
Other non-current liabiilities		40.5		40.5
Total non-current liabilities		**2,397.2**	***364.2***	**2,761.4**
Current liabilities				
Trade accounts payable		1,232.9		1,232.9
Accrued taxes and payroll costs		663.1		663.1
Short-term provisions	*29.4.5*	299.0	*(28.8)*	270.2
Other current liabilities		342.0		342.0
Short-term debt		1,253.0		1,253.0
Total current liabilities		**3,790.0**	***(28.8)***	**3,761.2**
Total equity and liabilities		**13,920.8**	***(168.3)***	**13,752.5**

(in millions of euros)

Equity - French GAAP - Jan. 1, 2004		**7,658.7**
IFRS adjustments	*Notes*	
Pensions	*29.3.5*	(734.7)
Additional deferred taxes	*29.3.4*	(49.6)
Rebates	*29.3.6*	(31.7)
Inventory	*29.3.3*	36.2
Discounting of provisions	*29.4.5*	17.8
Elimination of deferred charges	*29.3.1*	(10.0)
Deferred tax impact of adjustments	*29.3.4*	268.0
Other		0.8
Equity - IFRS - Jan. 1, 2004		**7,155.5**

29.1.2 Reconciliation of the closing balance sheet at December 31, 2004

(in millions of euros)

ASSETS	***Notes***	**Dec. 31, 2004 French GAAP**	***Adjustments***	**Dec. 31, 2004 IFRS**
Non-current assets				
Goodwill, net	*29.3.2*	4,077.7	*384.6*	4,462.3
Intangible assets	*29.3.1*	846.5	*48.0*	894.5
Property, plant and equipment	*29.4.3*	1,458.8	*(2.1)*	1,456.7
Assets held for sale	*29.4.3*		*7.6*	7.6
Total		2,305.3	53.5	2,358.8
Investments in associates		65.3	*0.0*	65.3
Available-for-sale financial assets		154.3	*0.0*	154.3
Other financial assets		288.1	*0.0*	288.1
Total investments		442.4	0.0	442.4
Deferred taxes	*29.3.4*	752.8	*77.5*	830.3
Other non-current assets	*29.3.5*	262.1	*(262.1)*	0.0
Total non-current assets		**7,905.6**	**253.5**	**8,159.1**
Current assets				
Inventories and work in process	*29.3.3*	1,369.7	*39.7*	1,409.4
Trade accounts receivable	*29.3.6*	2,135.7	*0.0*	2,135.7
Other receivables and pre-paid expenses	*29.3.1/ 29.4.5*	571.5	*(42.4)*	529.1
Cash and cash equivalents		1,062.8	*0.0*	1,062.8
Total current assets		**5,139.7**	***(2.7)***	**5,137.0**
Total assets		**13,045.3**	***250.8***	**13,296.1**

(in millions of euros)

LIABILITIES	Notes	Dec. 31, 2004 French GAAP	Adjustments	Dec. 31, 2004 IFRS
Equity				
Share capital		1,809.6	*0.0*	1,809.6
Share premium account		4,049.9		4,049.9
Retained earnings		2,023.8	*(403.7)*	1,620.1
Translation reserve	*29.4.2*	(308.2)	*223.7*	(84.5)
Equity attributable to equity holders of the parent		**7,575.1**	***(180.0)***	**7,395.1**
Minority interests		69.0	*3.8*	72.8
Total equity		**7,644.1**	***(176.2)***	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	660.9	*365.3*	1,026.2
Provisions for contingencies	*29.4.5*	208.7	*(16.4)*	192.3
Total long-term provisions		869.6	*348.9*	1,218.5
Non-current liabilities				
Ordinary and convertible bonds		1,200.0	*0.0*	1,200.0
Perpetual bonds		73.3	*0.0*	73.3
Other long-term debt	*29.4.3*	20.8	*4.1*	24.9
Total non-current financial liabilities		1,294.1	*4.1*	1,298.2
Deferred taxes	*29.3.4*	101.5	*101.7*	203.2
Other non-current liabilities		104.4	*0.0*	104.4
Total non-current liabilities		**2,369.6**	***454.7***	**2,824.3**
Current liabilities				
Trade accounts payable		1,384.4	*0.0*	1,384.4
Accrued taxes and payroll costs		849.5	*0.0*	849.5
Short-term provisions	*29.4.5*	264.2	*(27.7)*	236.5
Other current liabilities		279.2	*0.0*	279.2
Short-term debt		254.3	*0.0*	254.3
Total current liabilities		**3,031.6**	***(27.7)***	**3,003.9**
Total equity and liabilities		**13,045.3**	***250.8***	**13,296.1**

(in millions of euros)

Net profit attributable to equity holders of the parent - French GAAP - 2004		**564.6**
IFRS adjustments	*Notes*	
Amortization of goodwill	*29.3.2*	217.1
Capitalization of development costs	*29.3.1*	45.6
Reversal of amortization of actuarial gains and losses	*29.3.5*	38.7
Stock opotion expense	*29.3.7*	(8.9)
Deferred tax impact of adjustments	*29.3.4*	(32.1)
Minority interests		(4.3)
Other		3.2
Net profit attributable to equity holders of the parent - IFRS - 2004		**823.9**

Consolidated statement of income

(in millions of euros except for earnings per share)	Dec. 31, 2004 French GAAP	*Adjustments*	Dec. 31, 2004 IFRS
Revenue	**10,365.3**	***(16.0)***	**10,349.3**
Cost of sales	(5,965.1)	*(212.3)*	(6,177.4)
Gross profit	**4,400.2**	***(228.3)***	**4,171.9**
Research and development expenses	(535.2)	*240.1*	(295.1)
Selling, general and administrative expenses	(2,554.3)	*(36.1)*	(2,590.4)
Operating profit	**1,310.7**	***(24.3)***	**1,286.4**
Finance expense, net	(65.9)	*6.6*	(59.3)
Profit before tax	**1,244.8**	***(17.7)***	**1,227.1**
Exceptional items	(96.3)	*96.3*	-
Income tax expense	(333.1)	*(32.1)*	(365.2)
Profit of continuing operations	**815.4**	***46.5***	**861.9**
Amortization of goodwill	(217.1)	*217.1*	-
Group share in income/loss of equity investments	(3.6)	-	(3.6)
Net income before minority interests	**594.7**	***263.6***	**858.3**
Minority interests	(30.1)	*(4.3)*	(34.4)
Net income (attributable to Schneider Electric SA)	**564.6**	***259.3***	**823.9**
Basic earnings per share (in euros)	2.56	-	3.73
Diluted earnings per share (in euros)	2.55	-	3.72

	2004 French GAAP	Capitalization of development expenses	Reclassification of short-term provisions for contingencies	Other	2004 IFRS
Profit attributable to equity holders of the parent	565	46		213	824
Net cash provided by operating activities before changes in operating assets and liaiblities	1,260	46	(24)	(0)	1,282
Change in working capital	(138)		24	16	(98)
Net cash provided by operating activities	**1,122**	**46**	**0**	**16**	**1,184**
Cash used by investment in operating assets	(284)	(46)		1	(329)
Cash used by financial and other investments	(840)			(0)	(840)
Net cash used by investing activities	**(1,124)**	**(46)**	**0**	**1**	**(1,169)**
Net cash used by financing activities	**(1,976)**				**(1,976)**
Other	22			(17)	5
Net decrease in cash and cash equivalents	**(1,956)**				**(1,956)**
Cash and cash equivalents at the beginning of the year	**2,902**				**2,902**
Net change in cash and cash equivalents	(1,956)				(1,956)
Cash and cash equivalents at the end of the year	**946**				**946**

The main impact on the cash flow statement concerned capitalized development expenses, which appear under cash used by investment in operating assets.

Application of IAS 7 led to the reclassification of movements in certain operating provisions from change in working capital to net cash provided by operating activities before changes in operating assets and liabilities, in a negative amount of €24 million in 2004.

29.2 Adjustments arising from the first-time adoption of IFRS

The opening IFRS balance sheet at January 1, 2004 was prepared using the following options and exemptions allowed under IFRS 1- First Time Adoption of IFRS:

- Business combinations carried out prior to January 1, 2004 were not restated.
- Cumulative actuarial gains and losses for (off-balance sheet) defined benefit plans were recognized by adjusting opening retained earnings.
- Cumulative translation adjustments were reset to zero at January 1, 2004 by adjusting opening retained earnings, without any impact on total equity.
- IAS 32 and IAS 39 were applied prospectively from January 1, 2005. As a result, the 2004 financial statements were not restated for these standards.

The other options available under IFRS 1 were not used.

Income statement presentation

The presentation of the income statement was changed to comply with IAS 1 – *Presentation of Financial Statements*. The main change concerned items classified as exceptional in the French GAAP accounts, which are reported above the line in the IFRS income statement, in operating revenue or expense.

In addition, development costs were reclassified, as explained in Note 29.3.1 below.

29.3 Main adjustments recorded in 2004

29.3.1 Intangible assets

- Intangible assets generated by development activities

Development costs for new products and comprehensive product upgrades may be capitalized under IAS 38.
Systems were set up to track and capitalize these costs only in 2004. As a result, only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs capitalized in 2004 amounted to €46 million at December 31, 2004, before tax. These costs are being amortized over the estimated life of the underlying technology, which averages 5 years.

A substantial proportion of development costs consists of maintenance or process engineering costs for existing products, which do not qualify for capitalization under IAS 38. In the IFRS accounts, these costs continue to be charged directly to the income statement; however, they are reclassified under "Cost of sales" and included in the carrying amount of inventories where appropriate. Only research costs continue to be reported under "Research and development expenses", as they cannot be capitalized.

The resulting changes in the presentation of R&D costs are as follows:

- Qualifying development costs are recorded in the balance sheet (€46 million at December 31, 2004).
- Maintenance and process engineering costs are reported under "Cost of sales" and included in the value of inventories, in an amount of €195 million at December 31, 2004 (Note 29.3.3).
- The amount reported under "Research and development expenses" corresponds solely to research costs.

- Intangible assets previously recognized in the balance sheet

All intangible assets carried in the opening French GAAP balance sheet at January 1, 2004 complied with the definition contained in IAS 38 – *Intangible Assets.*

Deferred charges recognized in the French GAAP balance sheet under "Other accounts receivable and prepaid expenses" were reclassified under intangible assets (€1 million at January 1, 2004 and €2 million at December 31, 2004) or eliminated (€10 million at January 1, 2004 and €12 million at December 31, 2004).

No changes were made to amortization periods.

- Intangible assets acquired in business combinations

Under IFRS 3 – *Business Combinations,* intangible assets of the acquired company must be recognized separately from goodwill where the assets concerned qualify for recognition as intangible assets under IAS 38. These intangible assets were also recognized in the French GAAP accounts and adoption of IFRS 3 did not therefore result in any adjustments to the 2004 accounts.

29.3.2 Goodwill

As explained above, the Group decided not to restate business combinations carried out prior to January 1, 2004.
Goodwill arising on business combinations carried out in 2004 (and final adjustments to goodwill arising on business combinations carried out in 2003) was been reported in the French GAAP accounts in accordance with IFRS 3 – *Business Combinations.*

Net goodwill carried in the opening balance sheet at January 1, 2004 is no longer amortized.
This change of method had a favorable impact of €217 million on 2004 profit and €209 million on the balance sheet at December 31, 2004, after taking into account translation adjustments.
Goodwill was also adjusted by €176 million at December 31, 2004 to take into account deferred tax liabilities recognized on purchased brands, in application of IAS 12.

French GAAP (standard CRC 2002-10) comply with IAS 36 - Impairment of Assets, and goodwill is tested for impairment on the same basis in both the French GAAP and the IFRS accounts.

29.3.3 Inventories

The carrying amount of inventories in the IFRS balance sheet includes process engineering costs and amortization of capitalized development costs.
The part of process engineering costs corresponding to the industrialization and the adaptation of products as well as amortization of capitalized projects are now included in the unit cost of products sold.
This change of valuation method had the effect of increasing the value of inventories by €36 million at January 1, 2004 and €40 million at December 31, 2004.

29.3.4 Deferred taxes

In the French GAAP accounts, deferred taxes were recognized for all temporary differences between the book value of assets and liabilities and their tax basis, except for deferred taxes on non-amortizable intangible assets that could not be sold separately from the acquired entity (§ 313 of standard CRC 99-02), corresponding in practice to trademarks.

Under French GAAP, material deferred tax assets and liabilities were discounted when the period in which they were expected to reverse could be reliably determined.

Application of IAS 12 – *Income taxes* – had the following impact:

- A deferred tax liability is reported on trademarks recognized in connection with business combinations. The effect of this change of method on opening retained earnings at January 1, 2004 was €17 million. For acquisitions carried out in 2004, the impact was €176 million, leading to a corresponding adjustment of the goodwill recognized on the acquisitions concerned (Note 29.3.2 above).
- Deferred taxes are not discounted, resulting in an increase of €33 million in deferred tax liabilities at January 1, 2004.

Deferred taxes are included in non-current assets and liabilities in accordance with IAS 1 – *Presentation of Financial Statements,* which requires a distinction to be made between current and non-current items.

The other adjustments to deferred taxes arose from adjustments made in application of other standards. They included:

- Deferred tax liability recognized in respect of the change in inventory valuation (€13 million at January 1, 2004 and €14 million at December 31, 2004).
- Deferred tax liability recognized in respect of capitalized development costs in an amount of €16 million at December 31, 2004 (Note 29.3.1 above).
- Deferred tax asset recognized in respect of the additional obligation reported for defined benefit plans (mainly actuarial gains and losses) in the IFRS balance sheet (Note 29.3.5 below), in an amount of €274 million at January 1, 2004 and €248 million at December 31, 2004.

29.3.5 Employee benefits

In connection with the transition to IFRS, the Group performed a comprehensive review of its employee benefit plans. Some plans that were previously qualified as defined contribution – including certain European retirement plans and certain healthcare plans – constitute defined benefit plans under IAS 19 and were therefore reclassified.

In addition, as explained above, cumulative actuarial gains and losses and past service costs were recognized by adjusting retained earnings, as allowed under IFRS 1 – *First Time Adoption of IFRS*. The total effect of these adjustments on the opening balance sheet at January 1, 2004 was €735 million.

Plan assets were reclassified as a deduction from corresponding plan liabilities (€315 million at January 1, 2004 and €262 million at December 31, 2004).

The net impact on the benefit obligation recognized in liabilities was €420 million at January 1, 2004 and €365 million at December 31, 2004.

The absence of amortization of previously recognized actuarial gains and losses had a positive effect on the IFRS income statement of €38 million in 2004, reported under administrative costs (€20 million) and "Cost of sales" (€18 million).

Going forward, the Group has decided to recognize all actuarial gains and losses in equity under "Other reserves", as allowed under IAS 19 (revised). The amount for 2004 was €22 million, net of tax.

29.3.6 Revenue recognition

The revenue recognition policies applied in the French GAAP accounts were not materially different from the requirements of IAS 18 – *Revenue* and IAS 11 – *Long-Term Contracts*.

Sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer.
Long-term contract revenue is recognized by the percentage-of-completion method and a provision is booked for expected contract losses as soon as they are considered probable.

Volume rebates granted to distributors are recognized as an expense when the initial sales are made by Schneider Electric to these distributors. The effect of this change in recognition principle was recognized in the French GAAP and IFRS financial statements at January 1, 2004 and represented €32 million.

Certain cash discounts (€8 million in 2004) included in interest expense, and certain sales incentives (€7 million in 2004) reported under selling expenses were reclassified as a deduction from revenue in the IFRS accounts.

29.3.7 IFRS 2 - Share-based payments

IFRS 2 applies to stock options granted after November 7, 2002 that had not vested prior to January 1, 2005.

The plans concerned are plan no. 21 dated February 5, 2003 (2,000,000 options exercisable as from February 5, 2007) and plan no. 24 dated May 6, 2004 (2,060,700 options exercisable as from May 6, 2008).

The Group has chosen to value options using the Cox Ross Rubinstein binomial option pricing model.

Based on market data at the grant dates, the total stock option expense came to €9 million in 2004.

29.4 Information on standards with little or no impact on the Group accounts.

29.4.1 Consolidation scope and methods

Application of the control criteria set out in IAS 27 – *Consolidated Financial Statements And Accounting For Investments In Subsidiaries* – did not lead to any change in the companies fully consolidated in the Group accounts, except for consolidation of the special purpose entity that holds the perpetual bonds, described in Note 2 "Application of IAS 32 and IAS 39 as from January 1, 2005".

29.4.2 Foreign currency translation

Cumulative translation differences were reset to zero in the opening IFRS balance sheet at January 1, 2004, as allowed under IFRS 1. The impact at January 1, 2004 was €211 million.

Adoption of IAS 21 and IAS 29 had no impact on the Group accounts because the foreign currency conversion and translation principles applied in the French GAAP accounts (Notes 1.4 and 1.5 to the 2004 French GAAP consolidated financial statements) complied fully with the methods prescribed under IFRS.

29.4.3 Property, plant and equipment and leases

Adoption of IAS 16 – *Property, Plant And Equipment* and IAS 40 – *Investment Property* had no impact on the Group accounts.

Property, plant and equipment consist mainly of manufacturing equipment dedicated to specific product lines and material parts of individual items of equipment were already depreciated separately in the French GAAP accounts. Consequently, there was no need to change the assets' carrying amount or depreciation schedules to comply with IAS 16. In addition, the Group does not own any investment property.

Adoption of IAS 17 – *Leases* led to the reclassification of certain non-material leases. The impact of these reclassifications at January 1, 2004 was €6 million on assets and €5 million on debt.

In accordance with IFRS 5 – *Non-Current Assets Held For Sale And Discontinued Operations* – assets held for sale at the year-end (consisting mainly of real estate) were reported separately, in an amount of €15 million at January 1, 2004 and €8 million at December 31, 2004.

29.4.4 Impairment of assets

As recommended by the French securities regulator (COB, now renamed AMF), the Group elected for early adoption – starting in 2002 – of standard CRC 2002-10 concerning asset impairments. The method used to test assets for impairment complies with IAS 36 – *Impairment Of Assets* and the level (Cash Generating Unit) at which the recoverability of goodwill is assessed is also compatible with this standard.

The Group's business is highly sensitive to technological advances and property, plant and equipment were already tested for impairment at regular intervals.
For the purpose of preparing the IFRS accounts, IAS 36 was also applied to internally-generated intangible assets corresponding to capitalized development costs.

29.4.5 Provisions for losses and contingencies

The transition to IFRS had no impact on provisions for losses and contingencies because the criteria applied in the French GAAP accounts to recognize these items complied with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*

However, in the IFRS accounts, long-term provisions for contingencies were discounted. The discounting adjustment amounted to €18 million at January 1, 2004 and €16 million at December 31, 2004.

The following reclassifications were made:

- Certain provisions for impairment of assets that were previously reported as liabilities were reclassified as a deduction from the corresponding assets (€29 million at January 1, 2004 and €28 million at December 31, 2004).
- Accrued liabilities related primarily to restructuring, the environment and product warranties were reclassified under provisions for contingencies in the IFRS financial statements at December 31, 2004, in an amount of €237 million.

Note 30 - Consolidated companies

The main companies included in the Schneider Group scope of consolidation are listed below.

		% interest Dec. 31, 2006	% interest Dec. 31, 2005	% interest Dec. 31, 2004
Europe				
Fully consolidated				
Asentics GmbH	Germany	80.00	-	-
Asentics GmbH & Co. KG	Germany	80.00	-	-
Andover Controls GmbH	Germany	100.00	100.00	100.00
Berger Lahr GmbH	Germany	100.00	100.00	100.00
Berger Lahr Positec GmbH & Co KG	Germany	100.00	100.00	100.00
Berger Lahr Services GmbH	Germany	100.00	100.00	100.00
Citect GmbH	Germany	100.00	-	-
Crouzet GmbH	Germany	100.00	100.00	100.00
Drive Tech Gmbh	Germany	100.00	100.00	-
Elau Elektronik AG	Germany	-	100.00	-
Elau Engineering GmbH	Germany	100.00	100.00	-
Elau Administration GmbH	Germany	100.00	100.00	-
Elau Systems GmbH	Germany	100.00	100.00	-
Elin EBG GMBH	Germany	100.00	-	-
Elso GmbH	Germany	100.00	100.00	100.00
Gerhard Berger GmbH & Co KG	Germany	100.00	100.00	100.00
Invensys Messner GmbH	Germany	100.00	100.00	-
Kavlico GmbH	Germany	100.00	100.00	100.00
Kind Beteiligung GmbH	Germany	100.00	-	-
MERTEN Beteiligung GmbH	Germany	100.00	-	-
MERTEN GmbH & Co.KG	Germany	100.00	-	-
MERTEN Holding GmbH	Germany	100.00	-	-
MERTEN Intec GmbH	Germany	100.00	-	-
MGE USV-Systeme GmbH	Germany	95.67	84.84	84.84
Num Guttinger GmbH	Germany	-	100.00	100.00
Power Measurement GmbH	Germany	100.00	100.00	-
Pulsotronic Merten GmbH & Co. KG	Germany	100.00	-	-
Sarel GmbH	Germany	99.00	99.00	99.00
Schneider Electric Deutschland GmbH	Germany	100.00	100.00	100.00
Schneider Electric GmbH	Germany	100.00	100.00	100.00
Schneider Electric Motion GmbH	Germany	100.00	100.00	100.00
Schneider Factoring GmbH	Germany	-	-	100.00
SVEA BCS GmbH & Co. KG	Germany	100.00	-	-
SVEA GmbH	Germany	100.00	-	-
TAC GmbH Control System	Germany	-	-	100.00
Vitrum Beteiligungs GmbH	Austria	100.00	-	-
Vitrum GmbH & Co. KG	Austria	100.00	-	-
Berger Lahr Positec GmbH	Austria	51.00	51.00	51.00
Merten Gesellschaft M.b.H	Austria	100.00	-	-
MGE UPS Systems VertriebsgmbH	Austria	95.67	84.84	84.84
Sarel GmbH	Austria	99.00	99.00	-
Schneider Electric Austria GmbH	Austria	100.00	100.00	100.00
STI Elin	Austria	76.00	-	-
DRIVEScom INTERNET BUSINESS SERVICES	Austria	100.00	-	-
VA TECH ELIN EBG ELEKTRONIK Gmbh & Co	Austria	100.00	-	-
Cofibel	Belgium	100.00	100.00	100.00
Cofimines	Belgium	100.00	100.00	100.00
Crouzet NV	Belgium	100.00	100.00	100.00

OVA Bargellini International SA	Belgium	100.00	-	-
Sarel SA	Belgium	98.80	98.80	-
Schneider Electric NV/SA	Belgium	100.00	100.00	100.00
Schneider Electric International	Belgium	100.00	-	-
UPS Systems MGE BV	Belgium	95.67	84.84	84.84
Schneider Electric Bulgaria	Bulgaria	100.00	100.00	100.00
Schneider Electric Ltd	Croatia	100.00	100.00	100.00
Elmat ApS	Denmark	100.00	100.00	100.00
ESMI A/S	Denmark	-	100.00	100.00
Invensys Bygnings	Denmark	100.00	100.00	-
JO-EL Electric A/S	Denmark	100.00	100.00	100.00
Schneider Electric Danmark (ex Lauritz Knudsen)	Denmark	100.00	100.00	100.00
Schneider Electric Danmark A/S	Denmark	-	-	100.00
Schneider Nordic Baltic (ex Lexinvest A/S)	Denmark	100.00	100.00	100.00
TAC A/S	Denmark	-	100.00	100.00
AEM SA	Spain	100.00	-	-
EFI Electronics Europe SL	Spain	100.00	100.00	100.00
Himel SA	Spain	100.00	100.00	100.00
Mesa SA	Spain	100.00	100.00	100.00
MGE UPS Espana SA	Spain	95.67	84.84	84.84
Schneider Electric Espana	Spain	100.00	100.00	100.00
Telenum	Spain	-	100.00	100.00
Schneider Electric EESTI AS (ex A/S Lexel Electric)	Estonia	100.00	100.00	100.00
Atmostec Oy	Finland	100.00	100.00	-
Elari Oy	Finland	100.00	100.00	100.00
Elko Suomi Oy	Finland	100.00	100.00	100.00
I-Valo	Finland	100.00	100.00	100.00
JO-EL Electric Oy	Finland	100.00	100.00	100.00
Oy Esmi AB	Finland	100.00	100.00	100.00
Oy Lexel Electric AB	Finland	100.00	100.00	100.00
Oy Lexel Finland AB	Finland	100.00	100.00	100.00
Schneider Electric Finland Oy	Finland	100.00	100.00	100.00
TAC Com Oy	Finland	-	100.00	100.00
Alombard	France	100.00	100.00	100.00
Andover Controls SA	France	-	-	100.00
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.00	100.00	100.00
Auxibati SCI	France	100.00	100.00	100.00
BCV Technologies	France	100.00	100.00	100.00
BEI Ideacod SAS	France	100.00	100.00	-
BEI Technologies SAS	France	100.00	100.00	-
Behar Sécurité Sarl	France	100.00	-	-
Berger Lahr Positec Sarl	France	100.00	100.00	100.00
Boissière Finance	France	100.00	100.00	100.00
Citef SAS	France	100.00	100.00	100.00
Citect Sarl	France	101.00	-	-
Construction Electrique du Vivarais	France	95.67	84.84	84.84
Crouzet SA	France	100.00	100.00	100.00
DEXTUS	France	100.00	100.00	100.00
DINEL	France	100.00	100.00	-
Distrelec	France	100.00	100.00	100.00
Elau SARL	France	100.00	100.00	-
Electro Porcelaine	France	100.00	100.00	100.00
Elkron France	France	100.00	100.00	100.00

Euromatel	France	100.00	100.00	100.00
Financiere MGE	France	-	84.84	84.84
France Transfo	France	100.00	100.00	100.00
Infra +	France	100.00	100.00	100.00
JCN Participations	France	-	-	100.00
Le Moule Métallique	France	100.00	100.00	100.00
Machines Assemblage Automatique	France	100.00	100.00	100.00
Mafelec	France	-	100.00	100.00
Materlignes	France	100.00	100.00	100.00
Merlin Gerin Alès	France	100.00	100.00	100.00
Merlin Gerin Alpes	France	100.00	100.00	100.00
Merlin Gerin Loire	France	100.00	100.00	100.00
MGE Finances SAS	France	95.67	84.84	84.84
MGE UPS	France	-	60.10	60.10
MGE-UPS SYSTEMS SA	France	95.67	84.84	84.84
Muller & Cie	France	100.00	100.00	100.00
Napac	France	100.00	-	-
Newall France	France	-	100.00	-
Newlog SAS	France	100.00	100.00	100.00
Normabarre	France	100.00	100.00	100.00
Num SA	France	-	100.00	100.00
Prodipact	France	100.00	100.00	100.00
Rectiphase	France	100.00	100.00	100.00
SA2E	France	95.67	84.84	84.84
SAEI	France	95.67	84.84	84.84
SAE Gardy	France	100.00	100.00	100.00
Sarel Appareillage Electrique	France	99.00	99.00	99.00
Satchwell SAS	France	-	100.00	-
Scanelec	France	100.00	100.00	100.00
Schneider Automation SA	France	100.00	100.00	100.00
Schneider Electric Industries SAS	France	100.00	100.00	100.00
Schneider Electrique Foncière	France	100.00	100.00	100.00
Schneider Electric France	France	100.00	100.00	-
Schneider Electric International	France	100.00	100.00	100.00
Schneider Electric SA (Parent company)	France	100.00	100.00	100.00
Schneider Toshiba Inverter Europe SAS	France	60.00	60.00	60.00
Schneider Toshiba Inverter SAS	France	60.00	60.00	60.00
SCI du Pré Blanc	France	100.00	100.00	100.00
Senside	France	100.00	100.00	80.01
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	100.00	100.00	100.00
Société d'Application Electro-Mécanique - SAEM	France	100.00	100.00	100.00
Société Dauphinoise Electrique - SDE	France	100.00	100.00	100.00
Société du Rebauchet	France	95.67	84.84	84.84
Société Electrique d'Aubenas SA - SEA	France	100.00	100.00	100.00
Société Française Gardy SA	France	100.00	100.00	100.00
Sogefred	France	100.00	-	100.00
Sorhodel Bardin	France	100.00	100.00	100.00
Sovalmo	France	-	100.00	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	100.00	100.00	100.00
Spie-Capag	France	100.00	100.00	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.00	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.00	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.00	100.00	100.00

Transfo Services	France	100.00	100.00	100.00
Usibati SCI	France	100.00	100.00	100.00
Ajax Electrical Ltd	United Kingdom	100.00	100.00	51.00
Andover Controls Ltd	United Kingdom	100.00	100.00	100.00
Avenue Solutions Limited	United Kingdom	-	-	100.00
Berger Lahr Positec Ltd	United Kingdom	100.00	100.00	100.00
Capacitors Ltd	United Kingdom	100.00	100.00	100.00
CBS Group Limited	United Kingdom	95.67	-	-
Citect UK	United Kingdom	100.00	-	-
Crouzet Ltd	United Kingdom	100.00	100.00	100.00
Crydom UK	United Kingdom	100.00	-	-
E-GETIT Limited	United Kingdom	100.00	-	-
Elau Ltd	United Kingdom	100.00	100.00	-
Electric City Limited	United Kingdom	100.00	-	-
GET Pension Scheme Limited	United Kingdom	100.00	-	-
GET Group PLC	United Kingdom	100.00	-	-
GET PLC	United Kingdom	100.00	-	-
Grawater Ltd	United Knigdom	100.00	100.00	100.00
Grawater of Wakefield Ltd	United Kingdom	100.00	100.00	100.00
JO EL Electric Ltd	United Kingdom	100.00	100.00	100.00
JO JO (UK) Ltd	United Kingdom	100.00	100.00	100.00
JO JO Products Ltd	United Kingdom	-	100.00	100.00
Lexel Holdings (UK) Limited	United Kingdom	100.00	100.00	100.00
MITA (UK) Ltd	United Kingdom	100.00	100.00	100.00
MITA Holdings Ltd	United Kingdom	100.00	100.00	100.00
MGE UPS Systems Ltd	United Kingdom	95.67	84.84	84.84
Nestfarm Limited	United Kingdom	100.00	-	-
Newall Measurement Systems Ltd	United Kingdom	100.00	100.00	-
Num (UK) Limited	United Kingdom	-	100.00	100.00
Sarel Ltd	United Kingdom	100.00	100.00	100.00
Satchwell Controls Systems Ltd	United Kingdom	100.00	100.00	-
Schneider Electric (UK) Ltd	United Kingdom	100.00	100.00	100.00
Schneider Electric Ltd	United Kingdom	100.00	100.00	100.00
TAC Regional Ltd	United Kingdom	-	100.00	100.00
TAC UK Ltd	United Kingdom	-	100.00	100.00
Thorsman Ltd	United Kingdom	100.00	100.00	100.00
Tower Manufacturing Ltd	United Kingdom	100.00	-	-
Tower Forged Products Ltd	United Kingdom	100.00	-	-
Walker Mainstay Ltd	United Kingdom	100.00	100.00	100.00
Westinghouse Systems	United Kingdom	-	100.00	100.00
Yorshire Switchgear Group Ltd	United Kingdom	100.00	100.00	100.00
MGE UPS Systems Hellas Abe	Greece	95.67	84.84	84.84
Schneider Electric AE	Greece	100.00	100.00	100.00
BEI Automative Hungary Manufacturing Inc	Hungary	100.00	100.00	-
Merlin Gerin Zala	Hungary	100.00	100.00	100.00
Prodax Elektromos	Hungary	100.00	100.00	100.00
Schneider Electric Hungaria Villamassagi RT	Hungary	100.00	100.00	100.00
Schneider Electric Ireland Ltd	Ireland	100.00	100.00	100.00
Schneider Electric Manufacturing Celbridge	Ireland	-	-	100.00
Square D Company Ireland Ltd	Ireland	100.00	100.00	100.00
Thorsman Ireland Ltd	Ireland	100.00	100.00	100.00
Thorsman Sales Ireland Ltd	Ireland	100.00	100.00	100.00
Controlli Srl	Italy	100.00	100.00	-

Crouzet Componenti	Italy	100.00	100.00	100.00
Elau Systems Italia Srl	Italy	100.00	100.00	-
MGE Italia	Italy	95.67	84.84	84.84
Num SPA	Italy	-	100.00	100.00
OVA Bargellini SpA	Italy	100.00	-	-
Pamoco Srl	Italy	100.00	100.00	100.00
SAIP & Schyller Srl	Italy	100.00	100.00	100.00
Schneider Electric Spa	Italy	100.00	100.00	100.00
Schneider Electric Industrie Italia Spa	Italy	100.00	100.00	100.00
Schneider Italia Spa	Italy	100.00	100.00	100.00
Lexel Fabrika SIA	Latvia	100.00	100.00	100.00
Schneider Electric Latvija SIA	Latvia	100.00	100.00	100.00
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lithuania	100.00	100.00	100.00
Sté industrielle de réassurance (SIRR)	Luxemburg	100.00	100.00	-
SGBTEMI	Luxemburg	100.00	-	-
ELKO A/S	Norway	100.00	100.00	100.00
ESMI A/S	Norway	100.00	100.00	100.00
Lexel Holding Norway AS	Norway	100.00	100.00	100.00
Merten Norge AS	Norway	100.00	-	-
Satchwell Norge AS	Norway	-	100.00	-
Schneider Electric Norge A/S	Norway	100.00	100.00	100.00
Wibe Stiger A/S	Norway	-	-	100.00
MGE UPS Systemer AS	Norway	95.67	84.84	84.84
TAC Control Systems AS	Norway	100.00	100.00	100.00
Citect BV	Netherlands	100.00	-	-
Crouzet BV	Netherlands	100.00	100.00	100.00
Polam Holding BV	Netherlands	100.00	100.00	100.00
Pro Face HMI (sous-groupe)	Netherlands	99.79	99.79	99.75
Sandas Montage BV	Netherlands	100.00	100.00	100.00
Sarel BV	Netherlands	99.00	99.00	-
Schneider Electric BV	Netherlands	100.00	100.00	100.00
Schneider Electric Logistic Centre BV	Netherlands	100.00	100.00	100.00
Stago BV	Netherlands	100.00	100.00	100.00
Andover Controls Sp Zo.o	Poland	100.00	100.00	100.00
Elda Eltra S.A. (ex Eltra SA)	Poland	100.00	100.00	100.00
ELDA Szczecinek SA	Poland	100.00	100.00	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	95.67	84.84	84.84
Schneider Electric Industries Polska SP	Poland	100.00	100.00	100.00
Schneider Electric Polska SP	Poland	100.00	100.00	100.00
Tour Andover Controls Polska Sp.Zo.o	Poland	100.00	100.00	100.00
Wibe Polska Sp.Zo.o	Poland	100.00	100.00	100.00
Merten Polska Sp. z o.o.	Poland	100.00	-	-
MGE Portugal Ondulatores	Portugal	95.67	84.84	84.84
Schneider Electric Portugal LDA	Portugal	100.00	100.00	100.00
Merten Czech s.r.o.	Czech Republic	100.00	-	-
Schneider Electric AS	Czech Republic	98.27	98.27	98.27
Schneider Electric CZ sro	Czech Republic	100.00	100.00	100.00
Schneider Electric Romania SRL	Romania	100.00	100.00	100.00
Kalilingrad	Russia	100.00	-	-
MERTEN Russland	Russia	100.00	-	-
OOO "TAC"	Russia	100.00	100.00	100.00
UralElektroKontactor	Russia	100.00	100.00	100.00
ZAO Schneider Electric	Russia	100.00	100.00	100.00

ZAO Lexel Elektromaterialy (SPB)	Russia	100.00	100.00	100.00
Schneider Electric Jugoslavija doo	Serbia	100.00	100.00	100.00
Schneider Electric Ltd	Slovenia	100.00	100.00	100.00
Schneider Electric Slovakia Spol SRO	Slovakia	100.00	100.00	100.00
AB Elektrokontakt EKT	Sweden	100.00	100.00	100.00
AB Crahftere 1	Sweden	100.00	100.00	100.00
AB Wibe	Sweden	100.00	100.00	100.00
Crouzet AB	Sweden	50.00	50.00	-
EFAB Electric AB	Sweden	-	-	100.00
Elektriska Aktielbolaget Delta	Sweden	100.00	100.00	100.00
ELJO AB	Sweden	100.00	100.00	100.00
ESMI Multi Signal AB	Sweden	100.00	100.00	100.00
Exportvärden AB	Sweden	-	100.00	100.00
J.O. Sverige AB	Sweden	100.00	100.00	100.00
Lexel AB	Sweden	100.00	100.00	100.00
Lexel Electric AB	Sweden	100.00	100.00	100.00
Merten Svenska AB	Sweden	100.00	-	-
Num Norden	Sweden	-	100.00	100.00
TAC Protect System AB	Sweden	-	100.00	100.00
Schneider Electric Sverige AB (ex Schneider Electric AB)	Sweden	100.00	100.00	100.00
Schneider Electric Powerline Communications AB	Sweden	100.00	100.00	100.00
T.A.C. AB	Sweden	100.00	100.00	100.00
T.A.C. Holding AB	Sweden	100.00	100.00	100.00
TAC Svenska AB	Sweden	100.00	100.00	100.00
Thorsman & Co AB	Sweden	100.00	100.00	100.00
Wibe Holding AB	Sweden	-	100.00	100.00
Wibe Stegar AB	Sweden	-	-	100.00
Wibe Stegar Holding AB	Sweden	-	-	100.00
Berger Lahr Positec AG	Switzerland	100.00	100.00	100.00
Crouzet AG	Switzerland	100.00	100.00	100.00
Feller AG	Switzerland	83.70	83.70	83.70
MGE UPS Systems AG	Switzerland	95.67	84.84	84.84
Num Guttinger AG	Switzerland	-	100.00	100.00
Paramer	Switzerland	100.00	-	-
Sarel AG	Switzerland	98.20	98.20	-
Schneider Electric Finances	Switzerland	100.00	100.00	100.00
Schneider Electric Suisse AG	Switzerland	100.00	100.00	100.00
Selectron Systems AG	Switzerland	100.00	100.00	100.00
MERTEN Ukraine	Ukraine	100.00	-	-
Schneider Electric Ukraine	Ukraine	100.00	100.00	100.00
Proportionate				
Easy Plug	France	-	-	50.00
Accounted for by the equity method				
Elau Administration GmbH (fully consolidated)	Germany		-	49.00
Delta Dore Finance SA (sub-group)	France	20	20.00	20.00
Môre Electric Group A/S	Norway	34	34.00	34.00

North America

Fully consolidated				
Cofimines Overseas Corporation	Canada	100.00	100.00	100.00
Indy Electronics Inc.	Canada	99.79	99.79	99.75

Juno Lighting Ltd	Canada	100.00	100.00	-
Power Measurement Ltd	Canada	100.00	100.00	-
Schneider Canada Inc.	Canada	100.00	100.00	100.00
MGE Systems Mexico SA de CV	Mexico	95.67	84.84	84.84
Crouzet Automatismo	Mexico	100.00	100.00	-
Crouzet Mexique	Mexico	100.00	100.00	100.00
Custom Sensors & Technologies Mexico	Mexico	100.00	-	-
Industrias Electronicas Pacifico SA de CV	Mexico	100.00	100.00	100.00
Schneider Electric Mexico SA de CV	Mexico	100.00	100.00	100.00
Square D Company Mexico SA de CV	Mexico	100.00	100.00	100.00
Abacus	USA	100.00	100.00	-
Andover Controls Corp	USA	100.00	100.00	100.00
BEI Export Sales Co. Inc	USA	100.00	100.00	-
BEI International Inc	USA	100.00	100.00	-
BEI Properties	USA	100.00	100.00	-
BEI Sensors & Systems	USA	100.00	100.00	-
BEI Tactical Defense Systems Inc	USA	100.00	100.00	-
BEI Technologies Inc.	USA	100.00	100.00	-
Berger Lahr Motion Technology Inc.	USA	100.00	100.00	100.00
CSI Acquisition Holding Corp.	USA	-	100.00	100.00
Crydom, Inc	USA	100.00	-	-
Defense Systems Company Inc	USA	-	100.00	-
EFI Electronics Inc	USA	100.00	100.00	100.00
Elau Inc.	USA	100.00	100.00	-
Hyde Park Electronics LLC	USA	100.00	100.00	100.00
Indy Lighting Inc.	USA	100.00	100.00	-
Schneider Investment Holdings Pty	USA	100.00	100.00	100.00
Invensys Building System Inc	USA	100.00	-	-
Juno Lighting Inc.	USA	100.00	100.00	-
Juno Manufacturing Inc.	USA	100.00	100.00	-
Kavlico Corp	USA	100.00	100.00	100.00
MGE UPS Systems Inc	USA	84.84	84.84	84.84
Neovasys Inc	USA	100.00	100.00	-
Newall Electronics Inc	USA	100.00	100.00	-
Num Corporation	USA	100.00	100.00	100.00
OpticNet Inc	USA	100.00	100.00	-
Palatine Hills Leasing Inc.	USA	80.00	80.00	80.00
Powerbox Solutions LLC	USA	100.00	100.00	100.00
Power Measurement EI Inc.	USA	100.00	100.00	-
Power Measurement Inc.	USA	100.00	100.00	-
Power Measurement USA Inc.	USA	100.00	100.00	-
Precision Systems	USA	100.00	100.00	-
Pro Face America Inc.	USA	99.79	99.79	99.75
Pulstronic USA Corp.	USA	100	-	-
Quantronix Inc	USA	-	-	100.00
Schneider Automation Inc.	USA	100.00	100.00	100.00
Schneider Electric Holdings Inc.	USA	100.00	100.00	100.00
Schneider Electric Relay LLC	USA	100.00	100.00	-
Security International Inc.	USA	100.00	100.00	100.00
Sitek Inc	USA	100.00	100.00	-
Square D Company	USA	100.00	100.00	100.00

Square D Holdings One, Inc.	USA	100.00	100.00	100.00
Square D Investment Company	USA	100.00	100.00	100.00
Square D Receivables, LLC	USA	100.00	100.00	100.00
SNA Holdings Inc.	USA	100.00	100.00	100.00
ST Inverter Americas Inc	USA	60.00	60.00	60.00
TAC Americas Inc.	USA	100.00	100.00	100.00
Tour Andover Controls Inc	USA	100.00	100.00	100.00
Veris Industries LLC	USA	100.00	100.00	100.00
Accounted for by the equity method				
Easy Plug Inc.	USA	-	-	50.00

Asia-Pacific

Fully consolidated				
Citect Coporation	Australia	100.00	-	-
Citect Pte Ltd	Australia	100.00	-	-
Clipsal Pacific Holdings Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Industries Pacific Pty Ltd	Australia	100.00	100.00	100.00
Clipsal South Pacific Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Pacific Pty Ltd	Australia	100.00	100.00	100.00
Australian Electrical Supplies Pty Ltd	Australia	100.00	100.00	100.00
Blue Point Products Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Australia Holding Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Australia Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Controlgear Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Extrusions Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Integrated Systems Pty Ltd	Australia	100.00	100.00	100.00
Clipsal Technologies Australia Pty Ltd	Australia	100.00	100.00	100.00
Invensys Buiding System Pty Ltd	Australia	100.00	-	-
Efficient Energy Systems Pty Ltd	Australia	100.00	100.00	100.00
MGE UPS Systems Australia Pty Ltd	Australia	95.67	84.84	84.84
Moduline Holdings	Australia	100.00	-	-
Moduline Pty	Australia	100.00	-	-
Nu-Lec Industries Pty Ltd	Australia	100.00	100.00	100.00
Parkside Laboratories Australia Pty Ltd	Australia	100.00	100.00	100.00
PDL Holding Austalia LTD	Australia	100.00	100.00	100.00
PDL Industries Australia Pty Ltd	Australia	100.00	100.00	-
Power Measurement Ltd	Australia	100.00	100.00	-
Pro Face Australia	Australia	100.00	100.00	-
SE Australia Holding PTY	Australia	100.00	100.00	100.00
Schneider Investment Holdings Pty	Australia	100.00	-	-
Schneider Electric Australia Pty Ltd	Australia	100.00	100.00	100.00
TAC Pacific Pty Ltd	Australia	100.00	100.00	100.00
Team Security Solutions Pty Ltd	Australia	100.00	100.00	100.00
Techrack Pty Ltd	Australia	100.00	100.00	100.00
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	57.40	50.90	50.90
Citect Control System (Shanghai) Ltd	China	100.00	-	-
Clipsal China	China	100.00	-	-
Clipsal International Trading (Shanghai) Co., Ltd.	China	100.00	-	-
Crouzet China	China	100.00	-	-
East Electric System Technoly	China	57.40	-	-
Foshan Wilco Electrical Trading Co	China	100.00	-	-
Invensys Building System 5	China	100.00	-	-

Invensys Building System Gaoming	China	100.00	-	-
MERTEN Shanghai Electric Technology Co. Ltd	China	100.00	-	-
MGE North Asia SHANGHAI	China	76.54	67.87	67.87
Schneider Electrical Devices	China	100.00	-	-
Pro Face International Shanghaï	China	99.79	99.79	99.78
Schneider Beijing Low Voltage	China	95.00	95.00	95.00
Schneider Beijing Medium Voltage	China	95.00	95.00	95.00
Schneider Busway (Guangzhou) Ltd	China	95.00	95.00	95.00
Schneider Electric China Invest Co Ltd	China	100.00	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd	China	75.00	75.00	75.00
Schneider Electric Supply Beijing Co Ltd	China	100.00	100.00	100.00
Schneider Fuji Breakers (Dalian)	China	60.00	60.00	60.00
Schneider Shanghaï Apparatus parts Manufacturing	China	100.00	100.00	100.00
Schneider Shanghaï Industrial Control	China	80.00	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	75.00	75.00	60.00
Schneider Shanghaï Power Distribution Electric App.	China	80.00	80.00	80.00
Schneider Shanghaï Supply Components Ltd	China	100.00	100.00	100.00
Schneider Shilin Suzhou Transformers	China	100.00	100.00	100.00
Schneider (Suzhou) Drives Company ltd	China	90.00	90.00	90.00
Schneider Suzhou Enclosure Systems Co Ltd	China	100.00	100.00	100.00
Schneider Wingoal	China	100.00	100.00	100.00
Shanghai Manufacturing	China	95.67	84.84	84.84
SSBEA	China	70.00	-	-
Tianjin Merlin Gerin Co Ltd	China	75.00	75.00	75.00
UPE Electronics SHENZEN	China	47.84	42.42	42.42
Wu Xi Factory	China	99.79	99.79	99.75
Clipsal Korea	South Korea	100.00	-	-
MGE UPS Systems Korea Co. Ltd	South Korea	95.67	84.84	84.84
Pro Face Korea	South Korea	99.79	99.79	99.75
Samwha EOCR Co.ltd	South Korea	100.00	100.00	80.00
Schneider Electric Korea Ltd	South Korea	100.00	100.00	100.00
Bowden Extrusion HK	Hong Kong	100.00	-	-
CIS Hong-Kong	Hong Kong	100.00	-	-
Clipsal Asia Limited	Hong Kong	100.00	-	-
Clipsal Asia Holding	Hong Kong	100.00	-	-
Clipsal Datacom HK	Hong Kong	100.00	-	-
Clipsal Datacomms Asia	Hong Kong	100.00	-	-
Clipsal-Vtec (BCC)	Hong Kong	100.00	-	-
Clipsal HK Ltd	Hong Kong	100.00	-	-
Clipsal Industries HK Ltd	Hong Kong	100.00	100.00	100.00
Crouzet Asia Limited	Hong Kong	100.00	-	-
CVH Industries Ltd	Hong Kong	100.00	-	-
GP Electrical HK	Hong Kong	100.00	-	-
Invensys Building System Hong-Kong Ltd	Hong Kong	100.00	-	-
Jansweet Ltd	Hong Kong	100.00	-	-
Full Excel Pty Ltd	Hong Kong	100.00	100.00	100.00
GET Santai Limited	Hong Kong	100.00	-	-
GET Asia Limited	Hong Kong	100.00	-	-
Linkpoint Investments	Hong Kong	100.00	-	-
MGE China / Hong Kong Ltd	Hong Kong	76.54	67.87	67.87
Schneider Busway Limited	Hong Kong	100.00	100.00	100.00
Schneider Electric Business Solutions	Hong Kong	100.00	100.00	-
Schneider Electric Hong Kong Ltd	Hong Kong	100.00	100.00	100.00

MGE India	India	95.67	-	-
MGE Indonèsie	Indonesia	95.67	-	-
P.T Mega Gelar Elektronil Ometraco	Indonesia	95.67	84.84	84.84
PT Bowden Indonesie	Indonesia	100.00	-	-
PT Merten Intec Indonesia	Indonesia	100.00	-	-
PT Schneider Electric Indonésia	Indonesia	100.00	100.00	100.00
Schneider Electric Manufacturing Batam	Indonesia	100.00	100.00	100.00
Digital Electronics Corporation	Japan	99.79	99.79	99.75
Schneider Electric Japan Ltd	Japan	100.00	100.00	100.00
Toshiba Schneider Electric Ltd	Japan	100.00	88.43	83.45
Toshiba Schneider Inverter Corp.	Japan	60.00	60.00	60.00
Clipsal Asia	Malaysia	100.00	-	-
Huge Eastern	Malaysia	100.00	-	-
KSLA Malaysia	Malaysia	60.00	-	-
CIS Malaysia	Malaysia	100.00	-	-
Clipsal (Malaysia) Sdn Bhd	Malaysia	100.00	-	-
Clipsal Datacomms (M) Sdn Bhd	Malaysia	100.00	-	-
Clipsal Manufacturing	Malaysia	100.00	-	-
MGE UPS Systems Malaisia SDN BHD	Malaysia	95.67	84.84	84.84
PDL Electric (M) Sdn Bhd	Malaysia	100.00	-	-
PDL Industries Asia	Malaysia	100.00	-	-
PDL Swithgear (Asia) Sdn Bhd	Malaysia	100.00	-	-
PDL Swithgear (Asia) Sdn Bhd	Malaysia	100.00	-	-
Schneider Electric Industries Sdn Bhd	Malaysia	100.00	100.00	100.00
Schneider Electric Malaysia Sdn Bhd	Malaysia	30.00	30.00	30.00
CER Technologies Pty Ltd	New Zealand	100.00	100.00	100.00
Citect NZ	New Zealand	100.00	-	
Clipsal Industries NZ Ltd	New Zealand	100.00	100.00	100.00
PDL Electronics	New Zealand	60.00	60.00	60.00
Schneider Electric New Zealand Holdings Ltd	New Zealand	100.00	100.00	100.00
Clipsal Philippines	Philippines	100.00	-	-
MGE UPS Philippines Inc.	Philippines	95.67	84.84	84.84
Schneider Electric Philippines Inc	Philippines	100.00	100.00	100.00
Andover Controls Singapore Pty Ltd	Singapore	100.00	100.00	100.00
Citect Pte	Singapore	100.00	-	-
Clipsal Datacomms Singapour	Singapore	100.00	-	-
Clipsal Integrated Systems Pte Ltd	Singapore	100.00	-	-
Clipsal International Singapour	Singapore	100.00	-	-
Clipsal Singapour	Singapore	100.00	-	-
GP Electrical Singapour	Singapore	100.00	-	-
Invensys Building System Pte Ltd	Singapore	100.00	-	-
KSLA Energy & Power Solution Pte Ltd	Singapore	60.00	-	-
Merten Asia Pte Ltd	Singapore	100.00	-	-
MGE Asia Pte Ltd	Singapore	95.67	84.84	84.84
MGE Logistics South East Asia pacific Pte Ltd	Singapore	95.67	84.84	84.84
PDL Electric (S) Pte Ltd	Singapore	100.00	-	-
TAC Control Asia	Singapore	100.00	100.00	100.00
Schneider Electric Export Services	Singapore	100.00	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.00	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd	Singapore	100.00	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.00	100.00	100.00
Schneider Electric Singapore Pte Ltd	Singapore	100.00	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.00	100.00	100.00

Clipsal Taiwan	Taïwan	100.00	-	-
Pro Face Taïwan	Taïwan	99.79	99.79	69.82
Schneider Electric Taïwan Co Ltd	Taïwan	100.00	100.00	100.00
GP Electrical (Taiwan) Limited	Taïwan	100.00	-	-
Clipsal Thailand	Thailand	100.00	-	-
MGE UPS Systems S.A.	Thailand	95.67	84.84	84.84
Pro Face South East Asia Pacific	Thailand	99.79	99.79	99.75
Schneider Electric Thaïland Co Ltd	Thailand	100.00	100.00	100.00
Schneider Thaïland Ltd	Thailand	100.00	100.00	100.00
Square D Company Thaïland Ltd	Thailand	100.00	100.00	100.00
Clipsal Vietnam	Vietnam	100.00	-	-
Schneider Electric Vietnam Ltd	Vietnam	100.00	100.00	100.00
Accounted for by the equity method				
Clipsal Asia Holding	Hong Kong	-	50.00	50.00
Schneider Electric Engineering Ltd	Japan	40.00	40.00	40.00
Rest of the World				
Fully consolidated				
Alight Investments Holdings Pty Ltd	South Africa	100.00	100.00	100.00
Citect South Africa	South Africa	100.00	-	-
Clispal Electronics Systems	South Africa	100.00	-	-
Clipsal Industries Pty Ltd	South Africa	100.00	100.00	100.00
Clipsal Manufacturing Pty	South Africa	100.00	-	-
Clipsal South Africa Pty Ltd	South Africa	100.00	100.00	100.00
Hoist-Tec (Pty) Ltd	South Africa	100.00	100.00	100.00
Merlin Gerin SA (Pty) Ltd (Activité Conlog)	South Africa	79.60	79.60	79.60
MGE UPS Systems SA Pty Ltd	South Africa	95.67	84.84	84.84
Nu-Lec Africa Pty	South Africa	49.00	49.00	49.00
Schneider Electric South Africa Pty Ltd	South Africa	100.00	100.00	100.00
Schneider Electric Algérie SARL	Algeria	100.00	100.00	100.00
EPS Ltd	Saudi Arabia	51.00	51.00	51.00
MGE Argentina	Argentina	95.67	-	-
Plasnavi SA	Argentina	-	100.00	100.00
Schneider Electric Argentina	Argentina	100.00	100.00	100.00
Clipsal Middle East	Bahrain	100.00	-	-
Palatine Ridge Insurance Company Ltd	Bermuda	100.00	100.00	100.00
SHL	Bermuda	100.00	100.00	100.00
CDI Power	Brazil	100.00	100.00	100.00
Crouzet Brésil	Brazil	100.00	100.00	100.00
MGE UPS Systems Do Brasil Ltda	Brazil	95.67	-	-
Primelectrica	Brazil	-	-	100.00
Schneider Electric Brasil LTDA	Brazil	100.00	100.00	100.00
Schneider Electric Chile SA	Chile	99.96	99.96	99.96
Schneider de Colombia SA	Colombia	79.98	79.98	79.98
SEP Le Guavio	Colombia	100.00	100.00	100.00
Schneider Centroamerica SA	Costa Rica	100.00	100.00	100.00
Schneider Electric Distribution Company	Egypt	87.35	78.23	78.23
Schneider Electric Egypt SA	Egypt	90.99	81.49	81.49
Clipsal Middle East FZCO	United Arab Emirates	100.00	-	-
Clipsal Middle East Co WLL	United Arab Emirates	100.00	-	-

Schneider Electric FZE	United Arab Emirates	100.00	100.00	100.00
Square D Foreign Sales Corporation	Virgin Islands	92.31	92.31	92.31
LK India Private Ltd	India	100.00	100.00	80.67
Schneider Electric India Private Ltd	India	100.00	100.00	100.00
Schneider Electric Industries Iran	Iran	67.00	67.00	67.00
Telemecanique Iran	Iran	100.00	100.00	100.00
Schneider Electric LLP	Kazakhstan	100.00	100.00	100.00
Eastmed	Lebanon	96.00	96.00	96.00
Crouzet Maroc	Morocco	100.00	100.00	100.00
MGE UPS Maroc SA	Morocco	95.67	84.84	84.84
Schneider Electric Maroc	Morocco	100.00	100.00	100.00
Schneider Electric Nigeria	Nigeria	100.00	100.00	-
Schneider Electric Peru SA	Peru	100.00	100.00	100.00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS	Turkey	100.00	100.00	100.00
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	95.67	84.84	84.84
Schneider Elektrik AS	Turkey	100.00	100.00	100.00
Schneider Electric Venezuela SA	Venezuela	91.88	91.88	91.88

Annex 2.



2006 Annual Results

London

February 21, 2007

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Schneider Electric

Schneider Electric

Overview



Schneider Electric

Successful change in the growth profile

- ⇨ **Record organic sales growth in 2006** — 2006: **+10.7%**

- ⇨ **Strong sales growth over the past 3 years** — 3 years: **+9.0%**
  Average annual organic growth

- ⇨ **Acceleration in sales growth vs world GDP in the last 3 years** — 3 years: **+4pts**
  vs World GDP

Schneider Electric

Sustained improvement in profitability

- Operating margin at a historical high in 2006, above new² company program target

2006
14.6%

- Third year of significant improvement

3 years
+3.1pts

- Doubling of the operating profit to €2bn from 2003 level

3 years
x2

Excellent performance again in 2006

€m	2006	Change
Sales	**13,730**	**+18%**
EBITDA	**2,506**	**+27%**
Operating income	**2,001**	**+28%**
Operating margin	***14.6%***	***+1.2pt***
EPS (€)	**5.95**	**+31%**
Dividend (€)	**3.00**	**+33%**
ROCE (%)	**11.7**	**+1.2pt**

Schneider Electric

new²
Update



Schneider Electric

A unique business in a promising industry

Long-term growth drivers in the industry	⇨ **Massive electrification needs worldwide** ⇨ **Pervasion of automation everywhere** ⇨ **Fast rising demand for energy savings** ⇨ **Power reliability and quality increasingly critical** ⇨ **Outsourcing of non core competencies**
Key strengths of Schneider Electric	⇨ **Leading positions in Power & Control** ⇨ **Comprehensive, integrated & innovative offering** ⇨ **Wide geographical coverage with strong local presence** ⇨ **Flexible business model based on partnerships** ⇨ **Capacity to play a consolidation role through acquisitions**

An attractive business profile to seize strong growth opportunities

Schneider Electric

new^2 priorities: an offensive strategy of profitable growth

- Geographical coverage
- R&D and innovation
- New businesses
- Solutions & services for each type of customer

efficiency

- Rebalancing of production
- Optimisation of logistics
- Productivity & globalisation

people

- Development of competencies & diversity

Schneider Electric

Invest in fast growing emerging countries

Sales organic growth 2005-2006 average: +15%


Eastern Europe +17%
Africa Middle East +19%
China +16%
India +34%
South America +26%
Other Asia Pacific +9%

Contribution of emerging countries to Group sales (%)


18
27
31
2001
2004
2006

⇨ **High growth in emerging countries in 2006 combined to an exceptional performance in mature countries**

Schneider Electric

Innovation : sustained high level of R&D investment

⇨ **Reduction of the number of R&D centers in mature countries**

⇨ **Consolidation of presence in high tech countries**

- Opening of Electropole in Grenoble

⇨ **Deployment of resources in emerging countries**


United States
France
Germany
Shanghai (China)
Japan
Monterrey (Mexico)
Bangalore (India)

⇨ **Reinforcement of the team with the appointment of Bernard Larrouturou as Innovation VP**

- Mission: put the customer at the very heart of innovation process

Innovation in figures

- **~ 5% of sales** invested in R&D
- **6 500** R&D team members in **25 countries**
- **60** Application Centers in **18** countries (on top of R&D)
- Partnerships with **50** private university laboratories

Schneider Electric

Innovation : "new products" sales gaining momentum



- **Boost new products program, launched in 2005, accelerating in 2006**
- **2006 sales of the 40 major programs increased by more than 50% over 2005**
  - In Electrical Distribution : Powerpact, low voltage (US), Motorpact, medium voltage (world)



- **Most products "future ready", embarking intelligence**
  - In Industrial Automation : Motor drive ATV31 (with Toshiba), Detectors, Display & touch-screens (Digital)

Schneider Electric

Increase growth potential and reduce cycle sensitivity through new businesses

Orders organic growth average 2005-2006



Power
Control
Low & Medium
Voltage
Industrial Control
Automation +8%
Building Automation +8%
+7% Ultra Terminal
Home Control +9%
Services +15%
Energy Management
Critical Power
Energy efficiency +16%

Contribution of new businesses to Group sales (%)



36
42
2001
2004
2006

⇨ **Contribution of new businesses x2 over 2001-2006**

Schneider Electric

Example of dedicated solutions for our customers: Etnapolis, leading trade center in the Mediterranean area


Building Management Services
Integrated Supervision System
Security systems - Emergency lighting
Access control – Smoke detection
TAC Vista
Workstation
Air treatment – Heating
Conditioning
TAC Xenta
401
Electrical Distribution
Common Areas & Retail Store
Lighting bus
Canalis
KBA
Switchboards & Transformers

Schneider Electric

Energy efficiency: a challenge for all of us

15 to 20% potential market growth rate

10 to 30% of energy savings enabled by our products & solutions at every link in the energy chain

We contribute through our solutions



supervision & control systems/software
high value services
supervision
"enabling" products

"enabling" products
variable speed drives, motor control, metering, etc

high value services
audit to help customers to take the right decision in energy efficiency installations and suppliers

Schneider Electric

Energy efficiency: enhance performance, safety, and comfort on every market

Industry & infrastructure
a key target, especially around motors



Power metering
Variable speed drives
Automation solutions
Energy management systems

- Motors account for 60 % of the electricity usage
- Average facility can reduce its energy consumption by 10 to 20%

Buildings
the biggest consumer, hence a priority



HVAC control
Lighting control
Power factor correction
Building management systems

- Consume over 40% of total energy
- 3 key areas: HVAC, lighting & integrated building solutions
- Renovation can yield up to 30% of energy savings

Residential
fragmented but high potential!



Lighting control
Heating monitoring
Shutter control

- 20% to 25 % of the consumed energy (EU & US)
- Using energy efficient products may save 10 to 40% of electricity

Schneider Electric

Rebalance production costs with sales

efficiency

2005-2006 results

- **Stepped-up transfer of sourcing**
  - +70% in volume over 2 years
- **Optimisation of manufacturing base**
- **Rebalanced production costs**
  - € 529m to low-cost countries
  - of which € 250m to non-euro zone

Rebalancing from high-cost to low-cost countries



% in low-cost countries
2004A
Sales
Production costs
27%
18%
2006A
Sales
Production costs
31%
28%
2008F
Sales
Production costs

Produce closer to the customer to improve customer service & reduce logistics costs

Schneider Electric

Optimise logistics organisation

Efficiency

2005-2006 results

- **Reduction in the number of logistics centers**
  - Closure of 28 logistics centers mainly in Europe and Asia
  - Opening of a distribution center in Hong Kong for Asia-Pacific
  - Creation of regional centers in Europe
- **Launching of savings plans on transportation**
- **Reduction in logistics costs: - 0,8pt of sales**

Number of logistics centers


2004A
2006A
2008F

Schneider Electric

Pursue other efficiency plans

Efficiency

IT System

- Outsourcing of IT infrastructure in Europe
  - Transfer completed in 2005
- Implementation of a global core system with harmonised processes
  - Specification defined
  - On going development
  - First pilot planned in 2007

Lean Manufacturing

- Manufacturing labour & structure savings
  - 140 sites at the end of 2006

Quality

- Contribute to industrial productivity
  - 3,600 Six Sigma projects launched

Base Cost

- Monitor base costs while investing in growth
  - Limited increase in SG&A and R&D
    - 7.6%* vs 10.7%* sales growth in 2006

** Excluding currency and perimeter effects*

Schneider Electric

Develop competencies and diversity of people

people

⇒ **Develop competencies**

- Three-year competencies plans
- Schneider Electric University: creation of two new training institutes
- Apprenticeship programs

⇒ **Strengthen through diversity**

- 105,000 employees in 106 countries, of which 80% outside France
- China, with ~9,000 employees, ranks n°3 behind France and USA
- 800 top international jobs assumed by 59 different nationalities

⇒ **Improve safety**

- Creation of corporate and local committees
- - 32% reduction in lost days due to work place injuries

⇒ **Measure employees satisfaction through surveys**

- 78% answer rate
- Strong commitment from all employees

Schneider Electric

Promote sustainable development through strong commitments

2005-2008 Targets	2006 Results
People	
▪ Reduce the number of lost days from work injuries by -20% per year	☺
▪ Guarantee 100% of employees have basic health insurance	☺
▪ Ensure 20% of people under international mobility program are women	😐
Community	
▪ Donate € 1m worth of Schneider Electric equipment per year	☺
▪ Ensure 90% of sites have a commitment in the area of youth opportunities	☺
Environment	
▪ Guarantee 100% of manufacturing and logistic sites are certified ISO 14001	☺
▪ Provide an environmental profile for 120 products	☺
▪ Reduce energy consumption per production site by - 10%	☺
Corporate responsibility	
▪ Make 60% of total purchases from suppliers who support the global compact	☹
▪ Be included in the 4 major socially responsible investment index families	☺

Schneider Electric

Apply best practices in corporate governance

- A smooth and successful CEO succession
- A separation between control (Supervisory Board) and management (Management Board)
- An independent and diversified Supervisory Board (9 members including 5 from Industry & Services and 4 from Finance & Insurance) with a strong international representation (USA, Italy, UK, Switzerland)
- An active running of the Supervisory Board: 7 meetings since May 3, 2006 including a 1-day meeting on strategy and 2 meetings on APC acquisition project
- A specific implication on acquisitions: authorisation for operations above €250m and post-acquisition annual reviews
- Two committees: Audit Committee, Remunerations and Appointments & Corporate Governance Committee

Schneider Electric

2005-2006 financial results in line or above targets

2005-2008 Targets	2005-2006 Results
GROWTH	
Stimulate sales organic growth $\geq$ + 5% per year	+9.3% **per year**
PROFITABILITY	
Sustain high profitability operating margin between 12.5% and 14.5%	14.6% **(+2.2pts)**
ROCE*	
Maximize return on capital employed up 2% to 4% over 4 years	11.7% **(+2.0pts)**
ROI	
Offer an attractive return on investment	
⇨ Dividend payout ratio ~50%	50%
⇨ Balance sheet optimisation within 2 years	69%**

** After tax EBIT / Capital Employed = Shareholders' equity + Net debt + Provisions*

*** Net debt/Equity, including APC acquisition at December 31, 2006 and before capital increase*

Schneider Electric

2006 – Financial Results



Schneider Electric

Strong increase of all indicators

Key profitability indicators in €m

	2005	2006	% change
[illegible]	[illegible]	[illegible]	[illegible]
Gross margin	4,755	5,679	+19%
Margin %	*40.7%*	*41.4%*	*+0.7pt*
EBITDA*	1,972	2,506	+27%
Margin %	*16.9%*	*18.3%*	*+1.4pt*
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Net financial expense	(105)	(121)	-
Income tax	(428)	(535)	-
Minority interest	(38)	(36)	-
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

* *Operating income + net depreciation and amortization*
** *Including restructuring costs & impairment of €116m in 2006 (€115m in 2005)*

Schneider Electric

Record organic sales growth

Organic sales growth by geographical region in %

	2006
Europe	+9.6%
North America	+7.5%
Asia Pacific	+15.7%
Rest of World	+17.6%
Group	[illegible]
o/w emerging countries*	[illegible]

* *Emerging countries: Eastern Europe + Asia Pacific + Rest of World*

Schneider Electric

Strong organic growth in operating income

Analysis of change in operating income (in €m)



1,565
2005
Volume
-88
Mix
-86
Net Raw Materials Impact*
Gross Industrial Productivity
Operating Costs**
-18
Other***
+1
Currency Effects
+103
Perimeter
2,001
2006
Organic Growth
△ 06/05
+21%
+0%
+7%
+28%

* Of which Sales Price: +141 and Raw Materials impact: -227

** Of which Production Labour & Other Costs: -64, SG&A/R&D costs: -231

***Of which IFRS impacts: -5

Schneider Electric

Sustained industrial productivity gains

Breakdown of productivity gains (in €m)

	2005	2006
Purchasing	130	97
Lean Manufacturing	61	50
Rebalancing	66	84
Other plans	47	76
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

** Excluding cost of sales for services and related businesses*

Schneider Electric

Strong rise in operating income in all regions

Sales breakdown by region



100= €11.7bn
100= €13.7bn
Europe
26%
North America
27%
17%
Asia Pacific
18%
8%
Rest of World
8%
2005
2006

Operating margin and income by region



Europe
13.5%
762
15.4%
983
+29%
North America
13.3%
406
14.0%
518
+28%
Asia/Pacific
12.9%
263
13.0%
327
+24%
Rest of World
14.0%
134
15.5%
173
+29%
2005
2006

Schneider Electric

Strong rise in operating income in all businesses

Sales breakdown by business


100= €11.7bn
100= €13.7bn
63%
Electrical Distribution
63%
32%
Automation & Control
32%
5%
Critical Power & Cooling Services
5%
2005
2006

* Including Building Automation and Customized Sensors

Operating margin and income by business


Electrical Distribution
13.9%
15.3%
1,016
1,315
+29%
Automation and Control*
12.6%
13.5%
480
600
+25%
Critical Power & Cooling Services
12.1%
12.9%
69
86
+25%
2005
2006

Schneider Electric

Strong increase in earnings per share and proposed dividend

Per share indicators (€)



Earnings per share
2004
3,73
2005
4.56
2006
5.95
+26%
p.y.
Dividend per share*
2004
1.80
2005
2.25
2006
3.00*
+29%
p.y.

Average annual total shareholder return** (%)



Past 10 years
+17%
Past 5 years
+15%
Past 3 years
+24%

* Subject to shareholder approval, payable in cash on May 2, 2007

** (Share price at Dec 31 + dividend of year – share price at Jan 1) / share price at Jan 1

Schneider Electric

Uses and sources of cash in €m	2005	2006	
[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	+24%
Capital expenditure – net*	(476)	(481)	
Change in operating working capital	(104)	(413)	
Change in non-operating working capital	(119)	80	
[illegible]	[illegible]	[illegible]	+30%
Dividends	(395)	(493)	
Acquisitions	(1,267)	(1,006)	
Other	(282)	319**	
[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	

* *Including R&D capitalization of €132m in 2006 (€109m in 2005)*

** *Including reimbursement of Legrand vendor loan: €177m and exercise of stock options: €113m*

Schneider Electric

Stability of working capital requirements in a context of strong growth



WCR components in days of sales
Days of Receivables
2005
69.1
2006
66.6
-2.5
Days of Inventories
2005
49.6
2006
51.5
+1.9
Days of Payables
2005
50.1
2006
48.4
-1.7
WCR in % of sales
21.2%
21.4%
2005
2006

Schneider Electric

Another increase in return on capital employed

Analysis of change in return on capital employed (in €m)

EBITDA

2005	1,972	+27%
2006	2,506	

EBIT

2005	1,565	+28%
2006	2,001	

Capital Employed

2005	10,616	+15%
2006	12,236	

Cash ROCE
After tax EBITDA / Capital Employed*

2005	13.2%	+1.4pt
2006	14.6%	

ROCE
After tax EBIT / Capital Employed*

2005	10.5%	+1.2pt
2006	11.7%	

Cash ROE
Operating cash flow / Shareholders' equity

2005	18.6%	+3.1pt
2006	21.7%	

** Capital employed = shareholders' equity + net debt + provisions*

Schneider Electric

Solid financial structure

Financial ratios in €m

	2005	2006	2006 Including APC*
Consolidated shareholders' equity	8,338	8,838	8,838
Net debt	1,762	1,835	6,087
Net debt-to-equity ratio	21%	21%	69%
Interest coverage (EBITDA / Debt costs)	19x	24x	na
Operating cash flow / net debt	88%	105%	32%
Funds from operations / net debt**	52%	66%	27%

* *Including APC acquisition at December 31, 2006 and before capital increase on a pro forma basis*

** *S&P definition*

Schneider Electric

Rationale for the capital increase

- Financing APC acquisition for €4.3bn (at cost)
- Targeting BBB+ credit rating
- Acquisitions in process / not closed (€0.8bn)
- Maturing debt in 2007
- Dividend payout of 50%

€1.2bn capital increase with preferential subscription rights

+ Cash generation above expectations

Capital increase sized down to €1.0bn

Schneider Electric

Update on APC



Schneider Electric

A new business is born

APC® | MGE

Critical Power and Cooling Services

Schneider Electric

Progress of acquisition in line with plan

- **APC shareholders' approval received on January 16, 2007 and deal cleared by US and European competition authorities**
- **Closing completed on February 14, 2007**
- **Confirmation of the business plan and synergies presented at the acquisition date**
- **Creation of a Critical Power & Cooling Services bı**
  - Combination of APC and MGE resources
  - Brand and commercial policy defined – to be implemented within one month

APC | MGE
Critical Power and Cooling Services

- **Projected organisation of Critical Power & Cooling Services business unit**
  - Appointment of Laurent Vernerey as EVP
  - Projected management by product lines and regions

Schneider Electric

Projected organization of Critical Power & Cooling Services business unit



EVP
Schneider Electric
Technology
Legendary Reliability
Marketing
Legendary Reliability
Sales
Legendary Reliability
Finance
Schneider Electric
Human Resources
Legendary Reliability
Quality
MGE UPS SYSTEMS
Home & Distributed Power
Legendary Reliability
Enterprise & Systems
MGE UPS SYSTEMS
3P power
Cooling & Rack
Software & Mgt.
Services
MGE UPS SYSTEMS
EMEA & Latin America
MGE UPS SYSTEMS
North America
Legendary Reliability
China
MGE UPS SYSTEMS
Asia Pac (outside China)
Legendary Reliability
Supply Chain, Manufacturing & Purchasing
Legendary Reliability
MGE UPS SYSTEMS

Schneider Electric

Strategic intent: global leadership in Critical Power & Cooling Services

⇨ Critical Power & Cooling Services: a fast growing segment

- Power supply insufficiently reliable
- Increasing number of sensitive applications

⇨ APC: a unique fit with Schneider Electric

- Strong growth prospects
- Strong complementarities in products, services, geographies & channels
- High innovation capabilities
- Global leader in Small systems with a strong brand recognition
- Turnaround potential in Large systems
- Great access to new customers and applications

APC Legendary Reliability®



MGE UPS SYSTEMS

Schneider Electric

Extract significant synergies between APC, MGE and Schneider Electric

Strengthen the group's leadership in Electrical Distribution

Example of customer application: Data center



Services
architecture engineering, installation auditing,
e-monitoring and analysis, training & maintenance



- Utility Switchgear
- Emergency Switchgear
- UPS/Gear
- PDU
- Genset
- Static Transfer Switch
- Automatic Transfer Switch
- Generator Paralleling Switchgear
- Energy management
- Harmonics Filter
- SCADA interface
- Transient Voltage Surge Suppressor

Schneider Electric

APC Q4 results: Continued signs of improvement

APC performance in Q4

(in $m)	Q4 2005	Q4 2006	% chg
Sales	578.6	718.1	+24%
Gross Profit	187.8	243.4	+30%
Gross Margin %	*32.4%*	*33.9%*	*+1.5pt*
Operating Expenses	152.5	178.0	+17%
Operating profit	35.2	65.4*	+86%
Margin %	*6.1%*	*9.1%*	*+3.0pts*

- **Sustained sales growth: +24%**
- **Improvement of the gross margin**
- **Better control on operating expenses**
- **Strong increase in operating profit: +86%***

** Excluding non-recurring charges of $49m (of which $38m in Gross Profit)*

Schneider Electric

FY2006: Sustained growth and strong profitability improvement in Q4 06

APC 2006 quarterly performance (in m$)


479
560
621
718
2.8%
4.8%
Q1
Q2
Q3
Q4

APC key 2006 figures

(in $m)	FY 2006
Sales	2,378
Growth %	*+20%*
Gross Profit	804
Gross Margin %	*33.8%*
Operating profit	150*
Operating Margin %	*6.3%*

⇨ **Continued sales growth through the year**

⇨ **Steady recovery in operating margin**

* *Excluding non-recurring charges of $56m*

Schneider Electric

Impact of APC consolidation

⇨ **APC to be consolidated from February 15, 2007**

⇨ **Balance sheet impact**

- Goodwill before purchase accounting: $4.5bn
- Purchase accounting to be finalised within 12 months

⇨ **P&L impact**

- Annual amortisation charge of intangibles estimate: €60-80m
- APC's organic growth included in perimeter effect for the first 12 months

2006 key proforma* figures

(in €m)	FY 2006
Sales	15,627
Gross profit	6,320
Gross Margin %	*40.4%*
EBITA**	2,138
EBITA Margin %	*13.7%*

* *Including APC consolidation on a full year basis*

** *EBIT before amortisation of purchase accounting intangibles*

Schneider Electric

Confirmation of synergies
Confidence on value creation

% of synergies achieved	Value creation from APC deal (in $m) – Schneider Electric's WACC			Per Schneider Electric share (in €) – Schneider Electric's WACC		
	7.0%	7.5%	8.0%	7,0%	7,5%	8,0%
80%	3,688	2,701	1,894	12.9	9.4	6.6
100%	4,314	3,259	2,398	15.1	11.4	8.4
110%	4,627	3,538	2,649	16.2	12.4	9.3

☐ Central scenario with 100% of $220m planned synergies

Schneider Electric

new²
Financial Targets



Schneider Electric

New² second phase targets
Potential for further performance

"Stimulate sales growth, achieve higher profitability"

	Initial new² targets	Actual 2005-2006	new² second phase targets
Sales Organic Growth *Mid-term, assuming 3% world GDP growth*	>5%	9.3%	≥6%
EBITA* Margin *Over the business cycle*	12.5%-14.5%	+2.2pts (2006: 14.7%)	13.0%-15.0%
ROCE** Improvement *Assuming organic growth in line with target*	+2-4pts	+2.0pts	+2pts

* *EBIT before amortisation of purchase accounting intangibles*
** *After tax EBITA / Capital Employed = Shareholders' equity + Net debt + Provisions*

Schneider Electric

Sales organic growth target lifted to +6%

Organic growth relative to World GDP


1995-2004
2005-2006
Initial target
new² second phase target
+1pt
+4pts
Favourable economic conditions
+2pts
+3pts
Growth drivers:
Emerging countries
New businesses
Innovation
APC strong growth prospects

Mid-term organic growth target


Initial
+2pts
5%
Second phase
+3pts
6%
World GDP 3%

Schneider Electric

EBITA margin analysis


1999-2004
2005-2006
Initial new² target
APC
acquisition
new² second
phase target
13.4%
11.4%
12.4%
13.5%
14.7%
13.7%
13.0%-15.0%
1999
2000
2001
2002
2003
2004
2005
2006
2006
Proforma**
EBIT margin sustained
between 11.4% and 13.4%
EBITA* margin
up 2.2 pts vs. 2004
Target
raised by 0.5pt

* EBIT before amortisation of purchase accounting intangibles (€12m in 2005 and €18m in 2006)

** Including APC consolidation on a full year basis

Potential EBITA margin improvement
> +1pt over 2007-2008

Earnings drivers in pts of margin

	2007-2008 period
⇨ Potential productivity savings *(Rebalancing, Logistics & other)*	+2.0 / +3.0pts
⇨ Investments in organic growth *(New businesses and geographies)*	-0.75 / -1.25pt
⇨ Business mix *(Services, Packages & Solutions, …)*	-0.5 / -1.0pt
⇨ Turnaround of APC and synergies	+0.5pt
⇨ **Potential EBITA margin improvement** ***(in the same economic environment)***	+1.0 / +1.5pts vs 2006 Proforma*

** Including APC consolidation on a full year basis*

Schneider Electric

ROCE analysis (EBITA / Capital employed*)


2005-2006
APC acquisition
new second phase target
9.7%
+3.5pts
Operating improvement
13.2%
Impact of acquisitions
11.8%
Impact of APC acquisition
9.3%
+2pts
2004
2006 at constant perimeter
2006
2006 Proforma**
2008 Target
Assuming organic growth at 6%

* *Capital Employed = Shareholders' equity + Net debt + Provisions,*

** *Including APC consolidation on a full year basis*

Schneider Electric

Outlook



Schneider Electric

Key value creation drivers

GROWTH POTENTIAL	BUSINESS MODEL	OPERATING MARGIN	FINANCIAL STRUCTURE
Electrification needs worldwide	Leadership positions	High level of profitability	Strong & steady cash flow
Emerging countries	Innovation	Productivity plans	Low capital intensity
New businesses	Geographical organization	Rebalancing	Dividend pay out
Energy savings solutions	Partners	Resilience across the cycle	Financial leverage opportunity
Services opportunities	Premium brands		

Schneider Electric has the ability to deliver attractive returns to its shareholders

Contacts and Calendar

Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Gregoire Rougnon - Investor Relations Manager
gregoire.rougnon@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com

April 19	1st Quarter 2007 Sales	9:30 Conference Call
April 26	Annual Shareholders' Meeting	Méridien Hotel
August 1st	Half-Year Results	9:30 Conference Call
October 23	3rd Quarter 2007 Sales	9:30 Conference Call

Schneider Electric

Schneider Electric

Legendary Reliability®

Press Release

Schneider Electric receives final clearance from European Commission for the acquisition of American Power Conversion

Rueil Malmaison, France and West Kingston, R.I., February 8, 2007

Schneider Electric and American Power Conversion (Nasdaq: APCC) (APC) announced today that subject to certain commitments they have received final clearance from the European Commission for Schneider Electric to acquire all outstanding shares of APC for $31.00 per share. Following the approval of APC shareholders at a special meeting on January 16, 2007, this decision is a major milestone toward the successful completion of the acquisition. Schneider Electric and APC now expect to close the transaction within the next two weeks.

Consistent with the European Commission's requirements, Schneider Electric plans to divest its MGE UPS Systems operations in small systems below 10 kVA. With estimated sales of around €150 million, the divestment represents 6% of the combined operations of APC and MGE UPS Systems in critical power.

Safe Harbor Provision

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. All statements in this press release that do not describe historical facts, such as statements concerning APC's future plans or prospects are forward-looking statements. All forward-looking statements are not guarantees and are subject to risks and uncertainties that could cause actual results to differ from those projected. While not exhaustive, the factors that could cause actual results to differ include the following: the ability of APC and Schneider Electric to gain regulatory approval for the proposed merger; successful completion of the transaction within the expected timeframe; and the risks described from time to time in APC's filings with the Securities and Exchange Commission. APC and Schneider Electric disclaim any obligation to update or revise statements contained in this news release based on new information or otherwise.

About American Power Conversion

Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC's comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company's NetBotz® division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2.0 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company. All trademarks are the property of their respective owners.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel: +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
Tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
Tel: +(1) 401 789 5735, ext. 2693

Press Release (p. 2)

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 105,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World To everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel: +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
Tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
Tel: +(1) 401 789 5735, ext. 2693

Schneider Electric

Legendary Reliability®

Press Release

Schneider Electric Finalizes Acquisition of American Power Conversion, Creating a Worldwide Leader in Critical Power and Cooling Services

Rueil-Malmaison, France and West Kingston, R.I., February 14th, 2007 – Schneider Electric (Euronext: SCHN) announced today the completion of the acquisition of American Power Conversion Corporation (Nasdaq: APCC) (APC) following satisfaction of the closing conditions of the merger agreement.

The combination of APC and MGE UPS SYSTEMS creates a worldwide leader in the critical power and cooling services market, offering the widest set of products, solutions and services. The combined operations have well balanced geographical positions, strong innovation capabilities and unparalleled access to market channels.

Under the terms of the acquisition, each share of APC common stock is converted to the right to receive US$31.00 in cash. The total amount to be paid in cash to APC shareholders represents approximately US$6.1billion in exchange for all outstanding shares of APC. Trading in APC's common stock on the Nasdaq Global Select Market will cease at the end of trading hours on Wednesday, February 14, 2007.

"The combination of APC and MGE will generate value for our customers through a large choice of tailored solutions, a global services network and expanded technical expertise. It will also enhance value creation for our shareholders by leveraging the complementary characteristics of both companies and extracting synergies," noted Jean-Pascal Tricoire, President and CEO of Schneider Electric. *"We are now ready to greatly strengthen Schneider Electric in the fast growing segment of Critical Power and Cooling Services and we are extremely confident in the combined talents of the APC and MGE people to achieve this."*

"The APC team is excited to join with Schneider Electric and MGE UPS SYSTEMS. Together, our focus on the customer and on innovation will be stronger than ever as we partner with our worldwide customers to help them solve unprecedented powering and cooling challenges," said Rob Johnson, former President and Chief Executive Officer of APC.

"APC and MGE within Schneider Electric is a powerful combination, offering our customers the largest choice of solutions and services, bringing together the broadest service organization, the industry's best known brands and the strongest technologies," commented Claude Graff, President of MGE UPS SYSTEMS.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
tel: +(1) 401 789 5735, ext. 2693

Schneider Electric

Legendary Reliability®

Press Release (p. 2)

About American Power Conversion

Founded in 1981, American Power Conversion (Nasdaq: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC's comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company's NetBotz® division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company. All trademarks are the property of their respective owners.

About MGE UPS SYSTEMS

MGE UPS SYSTEMS, a subsidiary of Schneider Electric, is a world leader for intelligent power protection solutions for business continuity. MGE's offer is designed to provide its customers with total protection throughout the lifetime of their mission-critical installations. It includes the MGE PowerServicesTM program, the largest factory-direct service organization in the world, a full range of equipment: uninterruptible power supplies, static transfer switches, harmonic filters, and advanced power management solutions. MGE's 3500 experts and their partners guarantee the excellence of MGE UPS SYSTEMS products and services in more than 100 countries.
MGE UPS SYSTEMS has received the Frost & Sullivan "UPS Company of the year" in 2005 & 2006.
www.mgeups.com

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 105,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Forward-looking statements

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Schneider Electric or American Power Conversion and the information contained in this release. These factors include the inability to integrate successfully American Power Conversion within Schneider Electric or to realize synergies from such integration; costs related to the acquisition of American Power Conversion; the economic environment of the industries in which Schneider Electric and American Power Conversion operate; and other risk factors discussed in Schneider Electric's public reports registered with Autorité des Marchés Financiers and in American Power Conversion's public reports filed with the SEC. Schneider Electric and American Power Conversion assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
tel: +(1) 401 789 5735, ext. 2693

Schneider Electric

Financial Information

Record Growth and Profitability in 2006:

- *Organic Growth* **+10.7%**
- *Operating Margin* **14.6%**
- *Earnings Per Share* **+30.5%**

- **Strong growth in sales (up 18%) and operating profit (up 28%)**
- **Improved operating margin (up 1.2 pt)**
- **Increase in proposed dividend by 33% at € 3 per share**
- **Targets for the new[2] company program revised upwards: organic growth above 6% EBITA[*] margin between 13% and 15%**
- **APC acquisition completed, a major strength for the Group's growth strategy**

Rueil Malmaison, February 21, 2007 – Meeting on February 20, 2007, the Supervisory Board reviewed the financial statements for the period ended December 31, 2006 established by the Management Board on February 16, 2007.

(€ millions)	2006	2005	Change
Sales	13,730	11,679	+18%
Operating income	2,001	1,565	+28%
Operating margin	*14.6%*	*13.4%*	*+1.2pt*
Net income	1,309	994	+32%
Earnings per share (€)	5.95	4.56	+31%
*Return on capital employed***	*11.7%*	*10.5%*	*+1.2pt*

* *EBITA = Operating Income before amortisation of purchase accounting intangibles*

*** After tax Operating Income / Capital Employed = Shareholders' equity + Net debt + Provisions*

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information *(p. 2)*

Commenting on these results, Jean-Pascal Tricoire, Chairman of the Management Board and CEO of Schneider Electric, noted: *"Schneider Electric has recorded strong sales and earnings growth for the third year in a row. Our growth strategy and our new^2 company program have allowed us to generate organic growth of 9%per year over the past three years, to achieve a record operating margin of 14.6% in 2006 and to double our operating income between 2003 and 2006. We are now half way through our new^2 company program and are fully confident in our ability to continue improving performance as of 2007 and to meet more ambitious targets."*

I. STRONG GROWTH IN SALES: UP 18%

Sales rose 17.6% on a current structure and exchange rate basis to **€13,730 million** in **2006**. After two years of strong expansion, **organic growth reached a record 10.7%**. This performance reflects, in particular, the Group's growing presence in high-growth emerging countries and investments in promising new businesses such as services and energy management.

Acquisitions — primarily ABS EMEA and IBS in Building Automation; Clipsal Asia, OVA and Merten in Ultra Terminal; BEI Technologies and Juno Lighting — contributed €800 million, or 6.9%, to sales. The currency effect had virtually no impact, reducing sales by €3 million, as the average dollar/euro exchange rate was stable in relation to 2005.

Sales growth by region was as follows:

(€ millions)	Full year 2006	% change (constant)	Changes in scope of consolidation	Currency effect	% change (current)
Europe	6,402	+9.6%	+3.8%	+0.1%	+13.5%
North America	3,698	+7.5%	+13.8%	+0.0%	+21.3%
Asia-Pacific	2,514	+15.7%	+8.4%	-0.3%	+23.8%
Rest of the World	1,116	+17.6%	-0.6%	-0.4%	+16.6%
Total	**13,730**	**+10.7%**	**+6.9%**	**+0.0%**	**+17.6%**

II. STRONG GROWTH IN OPERATING INCOME: UP 28% RECORD OPERATING MARGIN: 14.6%

Operating income increased again in 2006, rising a strong **28%** to **€2,001 million**. On a constant structure and exchange rate basis, operating income rose **21%** on organic sales growth of 10.7%:

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 3)

- Record sales growth generated a strong volume effect.
- In addition, the Group demonstrated its strong ability to increase prices, lifting sales by €141 million or 1.2%. This offset much of the €227 million increase in raw material costs.
- Efficiency plans again generated significant industrial productivity gains, of €307 million. Representing 4.5% of the products' cost of sales, these gains stemmed from purchasing savings and plans to rebalance production geographically.
- Selling, administrative and general expenses were kept under control.

As with sales, the currency effect had virtually no impact on operating income. Acquisitions added €103 million, or 7%.

Operating margin widened by **1.2 point** compared to 2005 to a record **14.6%**, exceeding the new[2] company program's target of 12.5%-14.5% for 2005-2008.

All regions (Europe, North America, Asia-Pacific and Rest of the World) and businesses (Electrical Distribution, Automation & Control and Critical Power) reported a strong growth in operating income.

III. GROWTH IN NET INCOME: UP 32% IMPROVEMENT IN CAPITAL EMPLOYED: UP 1.2 point

Net income also increased strongly, by **32%** to **€1,309 million**, reflecting good interest expense management while net debt increased sharply and a 0.6 point decrease in the effective tax rate to 28.5% from 29.1%. Earnings per share rose **31%**, in tandem with net income, to **€5.95.**

At the Annual Meeting on April 26, 2007, shareholders will be asked to approve a **dividend** of **€ 3** per share (up **33%** from the year before), payable in cash on May 2, 2007.

Operating cash flow totaled **€1,921 million** and represented **14.0%** of sales. After changes in working capital and net investment, **free cash flow** rose **30%** to **€1,107 million**.

In light of the high level of free cash flow generated in 2006, it was decided to limit the amount of the announced share issue with pre-emptive subscription rights to €1 billion.

Return on capital employed increased by **1.2 point** to **11.7%** thanks to tight control over capital employed, which rose by only 15% during a period of strong business and earnings growth.

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial Information (p. 4)

IV. UPDATE ON THE NEW² COMPANY PROGRAM

With its new² company program, Schneider Electric has set ambitious targets for **Growth, Efficiency** and **People**.

Growth Plans

- Expand Schneider Electric's geographic coverage and positions in emerging countries. In 2006, the percentage of sales from emerging countries rose to 31% from 18% in 2001.

- Accelerate the introduction of new products by stimulating innovation. R&D capabilities have been deployed in emerging countries and a new center Electropole has been opened in Grenoble, France.

- Develop new, less cyclical businesses with high growth potential. The percentage of Group sales from these businesses has doubled in the past five years, to 42% in 2006 from 21% in 2001. Over the past two years, sales from services and energy management have notably increased by 15% and 16%, respectively.

Efficiency Plans

- Rebalance production costs with sales. The proportion in emerging countries grew to 28% of the total in 2006 from 18% in 2004 thanks to the slightly above-target rebalancing of €529 million in production costs over two years.

- Optimize the supply chain. Logistics costs have declined by 0.8 point of sales in two years, in line with target..

- Pursue other productivity plans. Lean Manufacturing and Six Sigma plans have been deployed.

People Plans

- Ensure employees' health and safety.

- Enhance competencies and unleash entrepreneurial spirit through development plans and systematic training.

- Reinforce the diversity of teams.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial Information (p. 5)

The new[2] company program has produced excellent results in 2005-2006, including:

- Average **organic sales growth** of **9.3%** over the two years, significantly higher than the initial target of 5%.
- **Operating margin** of **14.6%** in 2006, higher than the initial target of 12.5%-14.5% and up 2.2 points from 2004.
- A 2 point increase in **return on capital employed** between 2004 and 2006, in line with the target of a 2 to 4 point improvement over four years.

V. NEW[2] COMPANY PROGRAM'S FINANCIAL TARGETS REVISED UPWARDS

In light of the success of the new[2] company program's action plans, Schneider Electric has set new financial targets for 2007-2008. These include:

- Average **organic sales growth above 6%** per year, thanks in particular to the additional growth provided by APC,
- **EBITA margin** between **13% and 15%**, for a potential improvement of 1 to 1.5 point* in an equivalent economic environment,
- A **2 point*** increase in **return on capital employed**.

VI. ACQUISITION OF APC COMPLETED

The acquisition of APC, the world leader in Critical Power and Cooling Services, was announced on October 30, 2006 and completed on February 14, 2007.

The **Critical Power and Cooling Services** market is in the midst of strong and lasting growth driven by the increased demand for high-quality, reliable power in a growing number of applications. APC is the world leader in this market, with 2006 sales of $2.4 billion, up 20% from 2005. APC has demonstrated significant growth potential over the past several years.

In the **fourth quarter of 2006**, APC reported a 24% increase in sales to $718 million, confirming the momentum of its business. At the same time, operating income climbed 86% to $65 million before non-recurring items in a clear sign of improved performance.

* *Compared to 2006 proforma including APC (EBITA: 13.7% and ROCE: 9.3%)*

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information (p. 6)

APC offers a **strong fit** with Schneider Electric subsidiary MGE UPS Systems in terms of products, services, geographical exposure and sales channels, plus the possibility of capitalizing on its powerful innovation capabilities. Moreover, the combination will generate **significant synergy**, estimated at $220 million. Lastly, it will strengthen Schneider Electric's global leadership in Electrical Distribution.

"The APC acquisition was completed according to schedule," explained Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *"We have created a Critical Power & Cooling Services Business Unit that combines APC's resources with those of MGE UPS Systems. The Business unit is already operational, and its people are ready for action, under a single management team. We confirm the targets set when the transaction was announced."*

****

First-quarter 2007 sales will be released on April 19, 2007.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 105,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through 13,000 distributor outlets.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

END